UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the year ended December 31, 2024

DOC.COM INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7370	88-0665060
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

4 World Trade Center, 150 Greenwich Street, 2939, New York, NY 10007

CIK 1925674

+1-424-266-8277

Charles Nader

Chief Executive Officer

DOC.COM INC

Doc.com Inc.

4 World Trade Center, 150 Greenwich Street, 2939, New York, NY 10007

+1-424-266-8277

Explanatory Note

In this report, the terms “we,” “us,” “our” or “the Company” refer to Doc.com Inc.

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

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Item 1. Business

Overview

We were incorporated in Delaware on March 31, 2021 as Doc.com Inc. The Company is a digital healthcare technology company focused on telehealth services, healthcare-related software platforms, and healthcare product distribution. Our principal business offices are in leased office space at 4 World Trade Center, 150 Greenwich 2939, New York, NY 10007. Our telephone is 424-266-8277, and our email address is Contact@Doc.com. Our website is www.Doc.com.

At inception, our activities consisted primarily of organizational matters, capital raising, and development of our technology platform. Subsequent to formation, we have expanded operations through strategic acquisitions and the launch of healthcare services in the US beginning in West Virginia. We have historically generated limited or no revenue and continue to be in an early stage of commercialization.

Platform and Services

Doc.com operates a digital telehealth platform designed to connect patients with licensed healthcare professionals, including physicians, psychologists, and veterinarians. We facilitate telehealth consultations and supports the sale of over-the-counter healthcare products and prescription drugs through an online marketplace.

Our initial consultations are offered at no cost to the patient. Consultations exceeding the initial free period are subject to service fees charged directly by the Company. Healthcare providers using the platform act as independent providers and bill patients separately through their own practices or through patients’ insurance, where applicable. We operate subject to applicable federal and state regulatory requirements, including state licensure, scope-of-practice rules, and pharmacy regulations, where applicable.

We launched healthcare services initially in the state of West Virginia, where we support telehealth consultations and healthcare-related product distribution, subject to applicable regulatory requirements.

SaaS and Education Technology Operations

We expanded our business through the acquisition of Knotion, S.A. DE C.V. (“Knotion”) and education technology company based in Mexico. The acquisition was completed through TMB, a parent entity within the Company’s corporate structure.

Knotion develops and operates digital education and content platforms. We leverage Knotion’s technology, data capabilities, and software development resources to support content delivery, education, and potential platform enhancements.

Artificial Intelligence (AI) and Data Analytics

We utilize and continue to develop artificial intelligence and data analytics tools designed to support platform operations, improve workflow efficiency, and provide aggregated insights related to telehealth consultations and user engagement. These tools are assistive in nature and do not replace professional medical judgment.

Blockchain Technology

We employ blockchain-based methods designed to enhance data traceability and security for certain data flows, subject to applicable privacy and data security laws and requirements.

Revenue Model

The Company anticipates its revenue to be derived from multiple sources, including:

1.	Service fees charged to patients for telehealth consultations exceeding the initial free consultation period, along with subscription fees under the B2C business model.
2.	Prescription fulfillment and pharmacy-related revenues generated through Flatiron LLC, the company’s vertically integrated pharmacy, and other contract pharmacies, where applicable
3.	Sales of over-the-counter and prescribed healthcare products through digital and physical distribution channels
4.	Advertising, sponsored content, and educational materials delivered through the Company’s platforms
5.	Pricing structures for platform time, product sales, and advertising are subject to change and may vary by jurisdiction

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User Experience and Workflow

Users access our services through our website and or mobile applications. Users provide required personal information and may be connected to licensed healthcare professionals for telehealth consultations. Prescriptions, when issued, are transmitted directly by healthcare professionals to the patient’s selected pharmacy, which may include the Flatiron Pharmacy LLC, an online pharmacy owned by us, where permitted.

Technology Platform

We have developed or purchased multiple integrated software applications, including:

1.	Patient-side Application - Telehealth consultations, product purchases, order tracking, and healthcare history
2.	Vendor-side Application - Marketplace inventory management and sales analytics
3.	Healthcare Professional-side Application - Telehealth access, credential submission, profile management, and consultation records
4.	Financial ERP Software - To connect, report and function transparently

These applications are actively being integrated and updated as part of our ongoing operations.

We rely on our information technology systems to operate our digital platforms and manage sensitive information. We utilize HIPAA-compliant environments and cybersecurity practices customary in the healthcare technology industry. Despite these measures, we remain subject to cybersecurity and data privacy risks.

Marketing

We utilize digital marketing, online advertising, influencer and social media marketing and public relations efforts to promote our services. Marketing strategies may evolve based on market conditions, regulatory considerations, and available capital.

Competition

We operate in highly competitive markets, including telehealth, pharmacy services, and digital healthcare technology. Many competitors have greater resources, established customer bases, and broader regulatory experience.

Industry Background

The surge in demand for remote healthcare services, particularly in response to the COVID-19 pandemic, underscores the pivotal role of virtual consultations and remote monitoring. Third-party industry reports project continued growth in telehealth adoption. We believe we stand at the forefront of this transformative landscape, pioneering innovation through our AI-driven approach to healthcare delivery. While we believe our strategy is aligned with increased use of virtual care, competition is significant and regulatory changes may affect adoption and reimbursement.

We believe our model revolutionizes healthcare accessibility by offering free basic healthcare services, democratizing access to essential medical assistance. Leveraging AI, we optimize services for consumers, enhancing diagnostic accuracy, facilitating analytics-driven insights, and streamlining operational efficiency. Through the integration of advanced AI functionalities, such as deep learning and machine learning, we personalize healthcare experiences, ensuring tailored solutions for individual patient needs.

Our commitment to innovation extends beyond diagnosis and analytics to encompass comprehensive healthcare solutions. Our AI-powered platform facilitates remote consultations, empowering patients to receive timely and informed medical guidance from anywhere. Further, our emphasis on cost-effective and efficient healthcare solutions aligns with the evolving needs of consumers, driving the adoption of telehealth services on a global scale.

In addition to our consumer-centric approach, we distinguish ourselves through strategic collaborations and partnerships, fostering a dynamic ecosystem of healthcare innovation. By harnessing the collective expertise of industry stakeholders, we are poised to continue leading the charge towards a more accessible, efficient, and personalized healthcare landscape, underpinned by the transformative potential of AI.

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Strategic Acquisitions for Capability Enhancement

Doc.com is strategically pursuing acquisitions to broaden our service offerings, deepen our vertical expertise, and expand our onshore and nearshore footprint. We actively search for potential acquisitions that could enhance our capabilities in AI, telehealth or other next-generation technologies and that have strong synergy with our operations. Any potential acquisitions are subject to, among other things, identification of suitable targets, negotiation of definitive agreements, financing, regulatory approvals and integration risks, and there can be no assurance that any acquisition will be completed or will achieve the anticipated business goals and benefits.

Legal Proceedings

From time to time, we may be involved in legal proceedings and claims arising in the ordinary course of business. As of the date of this report, we are not a party to any legal proceedings that would individually or collectively have a material adverse effect on our business, financial condition, operating results, or cash flows.

While we strive to proactively manage any potential legal issues, we acknowledge that litigation, regardless of the outcome, can impose challenges on our organization. These challenges include legal defense, diversion of management time and resources, and other associated factors.

We remain committed to conducting our business with integrity and in compliance with applicable laws and regulations. In the event that legal proceedings arise in the future, we will address them diligently and take appropriate measures to mitigate any potential impact on our operations.

Our Regulatory Environment

Overview

The telehealth regulatory environment in the United States is a multifaceted landscape that impacts healthcare delivery, reimbursement, and patient access. Here are some key points about telehealth regulations:

Federal and State Regulation:

Telehealth services are regulated at both the federal and state levels.

Coverage and reimbursement policies vary among different payers and plans, including Medicare, Medicaid, and private insurers. State telehealth parity laws define rules for telehealth services within each state.

Licensure Requirements:

Offering telehealth services across state lines requires understanding each state’s unique rules.

Licensure requirements, standards of care, privacy regulations, and reimbursement policies differ from state to state.

AMA Advocacy:

The American Medical Association (AMA) actively influences telemedicine law in favor of physicians.

The AMA advocates for policies that prioritize physician and patient needs in telehealth delivery.

Recent Developments:

COVID-19 accelerated telehealth adoption, leading to permanent telehealth flexibilities.

HIPAA waivers for telemedicine and e-prescribing of controlled substances have been implemented.

Risk Factors

Certain Relationships and Related Party Transactions

See Item 5 “Interest of Management and Others in Certain Transactions” for a summary of related-party transactions, including amounts due to/from related parties, convertible note arrangements, and key management compensation.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Doc.com Inc. was incorporated in Delaware on March 31, 2021. The Company’s principal address is 4 World Trade Center, 150 Greenwich Street, 2939, New York, NY 10007 USA.

Doc.com is scaling telehealth services for consumers following the launch of its platform in November 2025. The platform is now actively treating patients in West Virginia and plans to expand services to the rest of the United States. We also sell over-the-counter products and prescription drugs through an integrated online pharmacy with 50-state distribution capabilities. Further, we currently plan to offer epidemiological analytics based on clients’ use of our services.

To date, our activities have included raising capital, organizational matters, strategic acquisitions to enhance technological and operational infrastructure, launching our website and mobile applications, developing our core technologies, and executing our business plan. Notable acquisitions include Knotion,, a SaaS technology company to support app development; Flat Iron Pharmacy, LLC (“Flat Iron”) to enable prescription medication distribution and strengthen supply chain capabilities; TMB Financial, S.A. DE D.V. (“TMB Financial”) the holding company for Knotion; and 2345405 Ontario, Inc. (“405 Ontario”), which includes RX Angle, Inc. (“RX Angle”) and Flat Iron. These acquisitions, completed via share exchange agreements with cash and stock considerations, have positioned the Company for efficient scaling. The Company continues to advance its acquisition pipeline to further bolster the infrastructure required for global growth. As of December 31, 2024, the Company had generated revenue of $6,820,552 and reported a net loss of $7,207,250 for the year ended on that date. Subsequent to that period, the Company raised additional capital through a $10 million private placement and maintains access to a $300 million committed equity facility to support ongoing operations and expansion.

Doc.com is a digital healthcare company that provides initial no-cost 15-minute consultations to patients with doctors, psychologists, and veterinarians, followed by service fees for extended consultations, and sells over-the-counter products and prescription medications to patients. Our platform also displays educational content and advertisements during waiting periods. Artificial intelligence is integrated to speed up consultation times, improve healthcare outcomes by suggesting diagnostic improvements to healthcare professionals, and provide analytics on telehealth consultations. Additional developments include beta testing of user and provider applications (now live post-launch), HIPAA-compliant servers with advanced cybersecurity protocols, and blockchain technology for secure data transfer. We have entered into collaborations, including an AI-optimized electronic health record system for the Red Cross in Mexico and a low-cost drug development initiative with the National Autonomous University of Mexico (UNAM) for cancer and cirrhosis patients. Anticipated revenue streams include sales of over-the-counter products, billing insurance companies through third-party billers for insured patients, charging service fees for extended consultations, and displaying advertisements during wait times. Future potential plans include subscription packages for consultations and bulk purchasing of branded products, potentially requiring dedicated storage facilities. The initial target market currently includes patients in the United States with smartphones who need prescription drugs or over-the-counter healthcare products, with marketing efforts encompassing digital and traditional advertising, public relations, online directories, and celebrity ambassadors to drive user acquisition.

The following table summarizes our results of operations for the years ended December 31, 2024 and 2023. Subsequent financial data is provided in connection with additional filings:

	2024	2023	Change
Sales	$6,820,552	–	$6,820,552
Cost of sales	(2,031,405)	–	(2,031,405)
Gross profit	4,789,147	–	4,789,147

Operating expenses:
Advertising and marketing	$143,021	$82,500	$60,521
Amortization and depreciation	292,344	–	292,344
Foreign exchange loss	114,333	–	114,333
General and administrative	8,584,572	1,051,217	7,533,355
Legal and professional fees	544,859	218,278	326,581
Research and development	42,350	82,513	(40,163)
Total operating expenses	$9,721,479	$1,434,508	$8,286,971

Operating loss	$(4,932,332)	$(1,434,508)	$(3,497,824)

Other income and expenses
Interest expense	$(1,230,015)	$(89,935)	$(1,140,080)
Interest income	166	–	166
Gain on debt extinguishment	20,000	109,945	(89,545)
Unrealized loss on promissory note	(28,249)	–	(28,249)
Promissory note cost	(1,200,000)	–	(1,200,000)
Other income	163,180	–	163,180
Total other income and (expenses)	$(2,274,918)	$19,610	$(2,294,528)

Net loss	$(7,207,250)	$(1,414,898)	$(5,792,352)

Foreign currency translation	758,569	–	758,569
Comprehensive loss	$(6,448,681)	$(1,414,898)	$(5,033,783)

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Comparison of the Years Ended December 31, 2024 and 2023

Revenue

For the year ended December 31, 2024, we had total sales of $6,820,552, which consisted of $6,335,172 relating to education software operating segment, and $485,380 relating to pharmacy operating segment, compared to sales of $nil for the year ended December 31, 2023. The increase was due to the acquisition of revenue-generating subsidiaries acquired through cash and share exchange agreements during the year.

Operating expenses

For the year ended December 31, 2024, we had total operating expenses of $9,721,479, compared to total operating expenses of $1,434,508 for the year ended December 31, 2023. The increase of $8,286,971 was primarily due to an increase of $7,533,355 in general and administrative expenses, $326,581 in legal and professional fees, $292,344 in amortization and depreciation and $114,333 in foreign exchange loss. The increase in general and administrative expenses of $7,533,355 was primarily due to an increase in salaries and wages, contractor expenses, bad debt and other general and administrative expenses related to the acquisition of subsidiaries during 2024 as compared to 2023. The increase in legal and professional fees of $326,581 was primarily due to the cash and share exchange agreement transactions that occurred during 2024.

General and administrative expenses

General and administrative expenses consisted of the following:

	2024	2023	Change
Bad debt	$1,364,522	$–	$1,364,522
Contractors	228,981	321,412	(92,430)
Office and other	1,406,934	10,601	1,396,333
Officer compensation	101,130	718,929	(617,799)
Operating lease costs	31,641	–	31,641
Salaries and wages	3,321,255	275	3,320,980
Software licenses	1,595,698	–	1,595,698
Travel	534,410	–	534,410
Total general and administrative expenses	$8,584,572	$1,051,217	$7,533,355

Other income and expenses

For the year ended December 31, 2024, we had total other expenses of $2,274,918, compared to total other income of $19,610 for the year ended December 31, 2023. The decrease of $2,294,528 was primarily due to a decrease of $1,200,000 in promissory note costs, $1,140,080 in interest expense, and $89,545 in gain on debt extinguishment, partially offset by an increase in other income of $163,180 during 2024 as compared to 2023. The increase in interest expense of $1,230,015 was primarily due to finance and operating leases held by subsidiaries acquired through cash and share exchange agreement transactions during 2024.

Plan of Operations

Moving forward, we intend to emphasize marketing, sales, technical development, further advancement of our artificial intelligence platform and hiring of key employees. Our near-term priorities include (i) measured expansion of U.S. telehealth operations subject to state regulatory requirements and provider network development, (ii) integration of recently acquired businesses, and (iii) continued capital formation. Timelines and expenditures are subject to financing availability, operating results, integration progress, regulatory compliance and regulatory approvals.

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Liquidity and Capital Resources

Since our inception, our strategy has been to seek private investment through friends and family. The Company anticipates obtaining additional equity financing to support our growth strategy. During the year ended December 31, 2023, we raised $715,504 from the issuance of convertible notes and $20,660 for subscriptions to 2,066,000 shares of Class A Common Stock at $0.01 per share. During the year ended December 31, 2024, we raised $1,190,803 from subscriptions received for 297,701 shares of Class A Common Stock at $4 per share and $458,440 from the issuance of 2,983,609 shares of Class A Common Stock. Subsequent to December 31, 2024, the Company received proceeds of a total $10,000,000 commitment for the issuance of 2,500,000 Units consisting of 1 Class A Common Stock and 1 share purchase warrant per Unit, with each share purchase warrant entitling the holder to acquire 1 additional share of Class A Common Stock at a $8 per share for a period of 5 years from issuance.

We also issued stocks valued at discounted prices as compensation. These stocks were issued to employees, advisors, and service providers who continued to help us through the product development phase. During the year ended December 31, 2023, we issued 41,806,169 shares of Class A Common Stock to the President and CEO of the Company, 8,143,958 shares of Class A Common Stock to the various consultants of the Company, 4,000,000 shares of Class A Common Stock to the Director of Marketing, Public Relations, and Communications of the Company, and 113,077 shares of Class A Common Stock pursuant to Board Advisory Agreements. During the year ended December 31, 2024, we issued 4,000,000 shares of Class A Common Stock to the Director of Marketing, Public Relations, and Communications of the Company, and 8,621,873 shares of Class A Common Stock pursuant to Board Advisory Agreements.

As of December 31, 2024, we had issued a total of 185,619,130 Class A Common Stock. The number of authorized shares in Class A Common Stock is 800 million. In addition, a total of 15 million Class B Common Stock have been issued to its Founder from a total of 50 million authorized. Class B Common Shares are restricted from trading unless converted to Class A Common Stock.

Our liquidity is dependent on our ability to raise additional capital and generate cash flow from operations. We are currently focused on raising additional capital through the sale of shares under an ongoing offerings and have successfully closed a $10 million investment from Axen Capital to support platform expansion and operational scaling. Management believes that these efforts, combined with the Company’s progress in telehealth service launches and pharmaceutical sales activation, position it to achieve sustainable growth without immediate liquidity constraints. However, the Company’s ability to execute on its business plan remains dependent on successful capital raises and market conditions, and any delays in securing additional funding could necessitate adjustments to operational priorities.

Cash Flows

The following table presents cash used in operating, investing and financing activities during the years ended December 31, 2024 and 2023:

	2024	2023
Cash, beginning of year	$664	$397
Net cash (used in) provided by:
Operating activities	1,370,171	(735,897)
Investing activities	1,799,457	–
Financing activities	(2,160,921)	736,164
Effect of exchange rate on cash	1,387,058	–
Cash, end of year	$2,396,429	$664

The increase in cash used in operating activities during 2024 as compared to 2023 was primarily due to an increase in the change of deferred revenue of $6,173,384, amortization and depreciation expenses in cost of sales of $1,617,517, bad debt of $1,364,522 and promissory note costs of $1,200,000, partially offset by an increase in net loss of $7,207,250, change in prepaid expenses of $691,526 and a decrease in the change of accounts receivable of $1,460,790. The increase in cash provided by investing activities during 2024 as compared to 2023 was primarily due to cash and cash equivalents acquired in acquisitions of $1,822,306, partially offset by purchase of property, plant and equipment of $22,849. The increase in cash used in financing activities was primarily due to decrease in proceeds from convertible notes payable of $715,504, payment of long-term debt of $2,977,003, payments of short-term bank loans of $524,070 and principal payments on finance lease obligations of $372,594, partially offset by an increase in proceeds from subscriptions received of $1,186,443, issuance of common stock of $442,140, and promissory note of $70,000.

Off-Balance Sheet Arrangements

As of December 31st, 2024, we did not have any off-balance sheet arrangements as was the case for financial year 2023.

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Item 3. Directors and Officers

Executive Officers and Directors

The following table provides information regarding our executive officers, significant employees and directors as of the date of filing this report (which is subsequent to December 31, 2024):

Our directors and officers currently serving our Company are as follows:

Name	Age	Positions
Charles Nader	42	President, CEO, Director, & Chairman of the Board
Jamie Freed	46	Chief Marketing Officer & Director
Alejandro Ulloa	52	Chief Financial Officer
Noel Trainor	60	Chief Operating Officer
Hernan Ramirez	48	Chief Technology Officer
Noemi Trainor	57	Chief Innovation Officer
Aaron Trager	47	Head of Pharmacy
Ignacio Valencia	55	Chief Business Development Officer
Neil Kleinman	56	Head of Banking
Itzel Ocampo, MD	36	Chief Science Officer & Director
Lesly Kernisant, MD	50	Medical Director US
Daniel Fraser	38	Blockchain Deployment Director
Rocio Nader	30	Chief Legal Director
Independent Board Members:
Sergio del Valle	55	Chair of Audit Committee
Jose Pablo Chico	42	Member of Audit Committee
Fernando Braun	41	Member of Audit Committee

Set forth below is a brief description of the background and business experience of our officers and directors for the past five years.

Charles Nader, President, Chief Executive Officer, and Chairman of the Board

Charles Nader has been our President and Chief Executive Officer and Chairman since March 2021. Mr. Nader was previously the founder of companies outside the United States in the healthcare industry, Doctordice.com, an electronic healthcare platform in Mexico.

In 2015 Mr. Nader was accepted into the “Technology enabled blitzscaling” program at Stanford University where he went to study the methodology of scaling technology companies worldwide.

From 2016 to 2023 Mr. Nader spent time studying the healthcare industry worldwide, speaking to government officials in several countries as well as private industry to develop the Doc.com platform and create a form of free basic healthcare. Mr. Nader received an honorary doctorate degree from the World Leaders Organization University for his work in designing and advocating for a sustainable and scalable business model that provides free basic healthcare for all which is the underlying mission of Doc.com’s business model. He founded Doc.com to solve one of the biggest challenges humanity faces, access to healthcare and has made it his life goal to provide humanity with free basic healthcare services through technology innovation.

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Jamie Freed, Chief Marketing Officer and Director

Prominent talent manager and entrepreneur, known for shaping the careers of some of the world’s most iconic celebrities and building brands that resonate globally. He founded and leads Freed Management, where he manages and represents top-tier artists across film, music, sports, and digital platforms. Over his career, Freed has been instrumental in representing talents like Johnny Depp, Leonardo DiCaprio, Angelina Jolie, Eminem, Robin Williams, and Selena Gomez, whom he discovered and helped turn into a global superstar.

Freed has a track record of creating multi-billion-dollar brands. Notably, he served as the strategic partner and manager to Paris Hilton, overseeing Paris Hilton Entertainment Worldwide. Under his leadership, Hilton’s brand expanded into a massive $4 billion empire, encompassing over 60 branded retail stores and a diversified product range from fragrances to footwear, properties, and even motorcycles.

Beyond celebrity representation, Freed is recognized for his ability to bridge the entertainment and technology sectors. His work includes advising companies and handling brand strategies, collaborations, and high-profile campaigns. His forward-thinking approach and exceptional knack for business have cemented his status as a game-changing leader in the entertainment industry.

Alejandro Ulloa, Chief Financial Officer

Doc.com’s Chief Financial Officer (CFO), is an impact-driven executive leader with nearly three decades of experience driving financial, operational, and strategic transformation across top-performing organizations. Recognized for driving value creation through financial discipline, capital efficiency, and organizational design in both high-growth and restructuring environments. Alejandro is known for his ability to lead complex organizations through change, build high-performance cultures, and align financial and business strategy to deliver sustainable growth. His leadership spans public and private companies, including global consumer brands, diversified conglomerates, and financial institutions. A strategic thinker with deep financial acumen and a hands-on approach, he has held executive roles including CFO of both a publicly traded and a privately held company. He has led multidisciplinary teams across multiple geographies and business models, with experience spanning capital markets, M&A execution, corporate structure optimization, and enterprise-wide transformation initiatives. He holds an MBA from Yale University, a diploma in Real Estate from Harvard University, and a BA in Economics from ITAM. Alejandro brings to every challenge a sharp strategic vision, collaborative leadership, and a commitment to excellence and long-term value creation.

Noel Trainor, Chief Operating Officer

Visionary entrepreneur dedicated to transforming lives globally through quality education and health initiatives. With over 30 years of experience and a human-centered leadership approach, Noel has guided a multidisciplinary team of more than 400 professionals, committed to excellence in transforming both education and healthcare. He is recognized for driving operational efficiency, streamlining processes, and optimizing resources to achieve peak performance across all organizational functions.

As the co-founder of Knotion and Varmond, Noel has pioneered breakthrough solutions that position both as global leaders in innovative education and health, directly impacting over 1 million people worldwide. His expertise extends to advising on the OECD’s Education 2030 Action Framework, and he is celebrated as a high-impact entrepreneur by Endeavor and a top EdTech leader by Holon IQ. In addition, Noel’s 11-year tenure as Local President of the Mexican Red Cross Council highlights his dedication to social impact, a role in which he earned the prestigious Generalísimo Morelos Award. Recognizing his significant contributions, he was awarded an Honorary Doctorate Degree (Honoris Causa) by CNDHC-UNAM.

Hernan Ramirez, Chief Technology Officer

Hernan is a globally recognized technology visionary with over 20 years of experience in developing scalable and innovative solutions for top-tier international companies. Recognized by leading technology giants such as AWS, Apple, and Google for his exceptional architecture, performance, and groundbreaking work, Hernan excels in crafting cutting-edge solutions that harness advanced technologies tailored to the education and healthcare sectors.

Leveraging AI, machine learning, robust security protocols, top modern frameworks, and scalable architectures, Hernan drives growth and empowers organizations to achieve their strategic objectives. He spearheads cross-functional teams to build secure, cloud-based infrastructures that enhance operational efficiency and deliver transformative results. His strategic initiatives have enabled premier education and publishing firms, including Santillana and Knotion, to expand and implement revolutionary solutions across Latin America.

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Committed to excellence and innovation, Hernan continuously pushes the boundaries of technology to solve complex challenges and foster sustainable growth. He holds a Master’s degree in Technology and Innovation and remains dedicated to advancing the field through continuous learning and leadership in cutting-edge technological advancements.

Noemi Trainor, Chief Innovation Officer

Award-winning visionary and transformational leader, Noemi drives impactful social change through pioneering innovation and strategic foresight. Renowned for merging design thinking with bold strategy, she crafts solutions that address complex challenges through cross-functional collaboration and inventive problem-solving.

Dedicated to revolutionizing K-12 learning, Noemi co-founded Knotion, a globally recognized institution that has redefined education in Latin America. Her mission to nurture conscious, socially responsible individuals has reached over a million learners, empowering them with the skills for the 5.0 era. With over 1,700 interactive digital books under her leadership, she has reshaped educational content to be more engaging and impactful.

As a trusted advisor for the OECD Education 2030 Framework, TEDx speaker (2022), and one of Holon IQ’s 200 Top EdTech Leaders, Noemí’s influence spans globally. She is also a high-impact Endeavor entrepreneur, an Apple Distinguished Educator, and one of Mexico’s Top 100 Most Influential Women Entrepreneurs. With an Honorary Doctorate (Honoris Causa) from CNDHC-UNAM, Noemí’s lifelong dedication to education continues to inspire and elevate future generations.

Aaron Trager, Head of Pharmacy

Aaron Trager is the Head of Pharmacy at Doc.com, where he drives the company’s pharmacy strategy, growth, and operational excellence. Before joining Doc.com, Aaron spent more than a decade successfully buying, growing, leading, and brokering pharmacies and medical clinics. As founder and CEO of his own healthcare company, he built a reputation for crafting win-win partnerships, transforming underperforming operations into thriving community pillars, and delivering strong returns while improving patient access to care. His track record of scaling businesses and forging strategic partnerships ultimately culminated in his company’s acquisition by Doc.com in 2024.

Aaron joined Doc.com because he saw in its mission—providing accessible, affordable healthcare to all—a rare opportunity to align his business acumen with a cause that matters deeply. He believes the future of healthcare lies at the intersection of innovation, technology, and compassion, and is committed to helping Doc.com realize that vision globally.

Earlier in his career, Aaron ran a company with fifty orthotic and rehabilitation clinics that was acquired by Centric Health. Prior to that, he practiced law at Shearman & Sterling (now Sherman A&O) in New York, where he represented clients ranging from victims of the Madoff Ponzi scheme to medical device inventors, alongside handling complex matters related to the financial crisis. He is a member of the American Society for Pharmacy Law and remains active in healthcare and legal industry circles.

Ignacio Valencia, Chief Business Development Officer

Global, results-driven visionary leader with a distinguished record in forming and developing high-performance teams and cultures within Fortune 100 corporations. Renowned for forging strategic partnerships with leading global organizations, spearheading successful turnarounds, and implementing innovative performance solutions that drive profitable and sustainable growth.

Ignacio possesses exceptional business acumen, complemented by strong analytical, problem-solving, and strategic planning skills. A top-performing and hands-on leader with extensive experience as a top-performing VP, GM, CRO, and CCO. Experienced in managing high-impact teams across B2B and B2C environments, spanning the industrial, education, and consumer product sectors.

An alumnus of ITESM, with a specialization in Business Development, and a graduate of esteemed programs at Harvard University (Top Management), Kellogg Graduate School of Management (Leadership & Profitable Marketing), and the University of California, Berkeley (Team Building), he embodies a commitment to excellence and continuous innovation.

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Neil Kleinman, Head of Banking

Doc.com’s head of banking, is a seasoned business executive with over 30 years of experience in banking, finance, and operations. He has held leadership roles as Vice President of Finance, CEO, and CFO for multiple reporting companies, where he successfully managed accounting and finance operations, collaborated with PCAOB auditors, and ensured governance compliance. With a deep background in capital markets, Neil has originated and underwritten over $2.25 billion in senior secured loan and equity commitments across industries such as technology, healthcare, and consumer products. His tenure at Bloomberg provided him with extensive insights into global financial markets, further strengthening his strategic leadership. Additionally, he has spearheaded corporate development for emerging technologies, including HIPAA-compliant cloud infrastructure and SaaS solutions. As Head of Banking, Neil will oversee Doc.com’s financing strategy, reporting, and operational coordination across its telehealth, pharmacy, and future insurance divisions, ensuring strong financial stewardship as the company continues its growth.

Itzel Ocampo, MD, Chief Science Officer and Director

With over a decade of experience at the intersection of e-health and clinical practice, she is a trailblazer committed to revolutionizing healthcare through innovative technology. As the architect behind advanced electronic health record systems, she has pioneered the integration of clinically relevant epidemiological data into AI-driven solutions. Her expertise in clinical modeling using OpenEHR technology—employed by the NHS in the UK—positions her as the only medical doctor in Latin America mastering this cutting-edge approach to clinical data mining.

Beyond her technological contributions, she leads as Chief of the Surgery Department and shapes the next generation of healthcare professionals as a clinical professor at two medical schools.

She holds a prestigious certification in Artificial Intelligence in Healthcare from the Massachusetts Institute of Technology (MIT), underscoring her commitment to bridging the gap between technology and medicine.

Lesly Kernisant, MD, Medical Director US

A board-certified senior physician with over two decades of experience, distinguished by an unwavering commitment to excellence in patient care. Throughout his career, Dr. Kernisant has successfully treated over half a million patients, earning a reputation as a trusted leader in the medical field. Currently serving as Medical Director in the U.S., he leads a national telemedicine network and directs a dedicated team of healthcare professionals.

Under his leadership, this network consistently delivers high-quality, accessible care to patients across the country, advancing telemedicine and redefining patient-centered healthcare.

Daniel Fraser, Blockchain Deployment Director

Daniel Fraser serves as Blockchain Deployment Director at Doc.com. At the forefront of the company’s blockchain strategy, Daniel defines and leads the vision, technical architecture, and deployment of decentralized technologies that enhance transparency, security, and operational efficiency across Doc.com’s platforms. With over two decades of experience in the UK Oil & Gas sector, Daniel managed the asset integrity of offshore installations, driving the deployment of cutting-edge technologies and digital solutions in complex, high-stakes environments. His strategic oversight of operations with leading international firms, including Total Energies laid the groundwork for his transition into blockchain and emerging technologies. As a long-time believer in the transformative power of decentralised systems, Daniel began investing in Bitcoin over a decade ago. His interest evolved into a deep professional focus as he studied blockchain technology and its potential to solve critical challenges in business and beyond. This combination of technical knowledge and industry experience informs his strategic approach at Doc.com.

Daniel holds a Master’s degree in Mechanical Engineering and a Diploma in Business Studies. He is also a Chartered Engineer through the Institution of Mechanical Engineers (IMechE). His work sits at the intersection of engineering discipline, business acumen, and technological innovation, driving the future of decentralized healthcare solutions.

Rocio Nader, Chief Legal Director

Rocio Nader is a legal and compliance professional with international experience in financial services, regulatory compliance, corporate governance, and risk management. She previously served as a compliance officer at American Express, specializing in anti-money laundering (AML), financial crime prevention, and regulatory frameworks. She has advised technology and healthcare companies on cross-border compliance, telemedicine regulation, and corporate operations, and has experience in both corporate compliance and financial crime litigation. She holds a Bachelor of Laws (LL.B.) and a Master of Laws (LL.M.).

Sergio del Valle, Independent Board Member and Chair of the Audit Committee

Sergio del Valle is a dynamic leader in finance, renowned for his expertise in private equity, investment banking, and corporate governance. As an Independent Board Member and Chair of the Audit Committee at Doc.com, he ensures financial integrity and strategic oversight for one of the most innovative companies in healthcare technology. His impressive career spans leadership roles at Wamex Private Equity, where he directed high-impact investments and chaired audit committees for top-performing portfolio companies. He also brought his vision to global finance powerhouses like Deutsche Bank and Grupo Televisa, driving major capital market and M&A initiatives. An Industrial Engineering graduate from Universidad Panamericana with advanced executive training from IPADE Business School, Sergio combines analytical precision with bold decision-making, making him a key player in shaping Doc.com’s future.

12

Jose Pablo Chico, Independent Board Member and Member of the Audit Committee

Jose Pablo Chico is a seasoned business professional with over a decade of experience at Lava Tap S.A. de C.V., a prominent company in Mexico’s cleaning and maintenance industry. Born and raised in Mexico City, he has demonstrated extensive industry expertise and a commitment to a client-first approach, underscored by clear communication and personalized service. Mr. Gomez Vega’s strategic oversight and proven ability to guide complex decision-making processes have contributed significantly to the company’s success. In addition to his role at Lava Tap, his active involvement as an investor in a skincare company and his engagement in community initiatives further highlight his multifaceted business acumen. These qualifications support his candidacy as a member of the Audit Committee, where his strategic insight and experience in corporate oversight are expected to add substantial value.

Fernando Braun, Independent Board Member and Member of the Audit Committee

Fernando Braun is a visionary entrepreneur with over 15 years of progressive leadership experience spanning diverse industries. As CEO and Co-Founder of 2250 since early 2019, he has been pivotal in revolutionizing the skincare landscape by harnessing advanced artificial intelligence to create personalized, research-backed skincare solutions that honor the uniqueness of every individual. Prior to his current role, Fernando demonstrated his strategic and operational prowess at Cultura Colectiva, serving as both Chief Sales Officer and Managing Director, where he led innovative sales strategies and expanded new business opportunities. Earlier in his career, he held key revenue and sales leadership positions at Orange Communications and played instrumental roles in driving market growth with Grupo Mundo Ejecutivo and Auge. Fernando’s strong academic foundation—anchored by a Bachelor of Science in Economics from Universidad Iberoamericana and further studies at Universidad de Monterrey—is complemented by certifications from Y Combinator’s Startup School and the QUAY Acceleration Program, underscoring his commitment to innovation and excellence in business.

Family Relationships

Noel Trainor and Noemi Trainor are married to one another. Ignacio Valencia is a sibling of Noemi Trainor. Rocio Nader is a sibling of Charles Nader.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table contains information about the compensation paid to or earned by each of our named executive officers and directors during the years ended December 31, 2024 and 2023.

Name and Principal Position	Year	Salary ($)	Stock-based Compensation ($)		Total Compensation ($)
Charles Nader	2024	46,330	-		46,330
Chief Executive Officer and President	2023	49,303	418,020	(1)	467,323
Jamie Freed	2024	-	39,996	(2)	39,996
Chief Marketing Officer and Director	2023	-	39,996	(2)	39,996
Patrick Devereaux	2024	-	-		-
Former Chief Financial Officer	2023	-	150	(3)	150

(1)	During the year ended December 31, 2024, the Company issued 41,806,169 shares of Class A Common Stock with a fair value of $0.01 per share to Charles Nader (2023 – no shares issued).

(2)

During the year ended December 31, 2024, The Company issued 4,000,000 shares of Class A Common Stock with a fair value of $0.01 per share to Jamie Freed (2023 – 4,000,000 shares). These shares were issued outside of the Company’s equity incentive plan.

(3)

The Company issued 15,000 shares of Class A Common Stock with a fair value of $0.01 per share to Patrick Devereaux. The Company cancelled the shares on March 7, 2024 and Patrick Devereaux was removed from his position as Chief Financial Officer.

13

Employment Agreements with Executive Officers

Employment Agreement with Charles Nader

We entered into an employment agreement with Charles Nader on September 1, 2021. Pursuant to Mr. Nader’s employment agreement, he will serve as the Company’s Chief Executive Officer until his agreement is terminated by either Mr. Nader or the Company. Further, for the fiscal year ended December 31, 2024, he received a yearly salary of $46,330 (2023 - $49,303).

Employment Agreement with Jamie Freed

We entered into an employment agreement with Jamie Freed on July 25, 2023. Pursuant to Mr. Freed’s employment agreement, he will serve as the Company’s Chief Marketing Officer until his agreement is terminated by either Mr. Freed or the Company. Further, for the fiscal year ended December 31, 2024, he received 4,000,000 shares of Class A Common Stock (2023 - 4,000,000 shares).

Employment Agreement with Alejandro Ulloa

The Company entered into an employment agreement with Alejandro Ulloa on July 17, 2025. Pursuant to Mr. Ulloa’s employment agreement, he will serve as the Company’s Chief Finance Officer until his agreement is terminated by either Mr. Ulloa or the Company.

Employment Agreement with Dr. Itzel Ocampo

The Company entered into an agreement with Dr. Itzel Ocampo on June 23, 2025. Pursuant to Dr. Ocampo’s employment agreement, she will serve as the Company’s Chief Science Officer until her agreement is terminated by either Dr. Ocampo or the Company.

Outstanding Equity Awards at December 31, 2024

The Company has no outstanding equity awards as of December 31, 2024.

Equity Incentive Plan

We maintain the Doc.com, Inc. 2023 Equity Incentive Plan (the “Plan”), under which we may grant equity-based awards to our employees, officers, directors and certain other service providers. The Plan is administered by our board of directors (the “Board”). The Plan currently authorizes the grant of Restricted Stock Units (“RSUs”).

The aggregate number of shares of common stock authorized for issuance pursuant to awards granted under the Plan shall not exceed 4,000,000 shares of common stock. Shares subject to awards that are forfeited, canceled, or otherwise terminated without issuance will again be available for issuance under the Plan.

RSUs granted under the Plan vest solely based on time-based vesting schedules, as determined by the Board and specified in the applicable award agreement. Vesting is generally conditioned upon the recipient’s continuous service with the Company through each applicable vesting date. The Plan does not provide for automatic or discretionary acceleration of vesting under any circumstances, including in connection with a termination of service, a change in control, or a public offering.

14

Upon the termination of a participant’s service for any reason, including voluntary or involuntary termination, all unvested RSUs are forfeited without consideration, unless otherwise expressly approved by the Board in a written instrument to the extent permitted under the Plan. Vested RSUs are settled in shares of common stock in accordance with the terms of the applicable award agreement and subject to applicable tax withholding and legal compliance requirements.

RSUs do not confer any voting, dividend, or other stockholder rights unless and until shares of common stock are issued upon settlement. The issuance of shares may be delayed to ensure compliance with applicable securities laws, stock exchange rules, and administrative requirements.

The Plan does not confer any right to continued employment or service, and participation in the Plan is entirely discretionary. Eligibility for awards and the size, timing, and terms of any awards are determined by the Board in its sole discretion.

The Board may amend, suspend, or terminate the Plan at any time; however, no amendment may materially and adversely affect outstanding awards without the consent of the affected participant, except as required by law. Stockholder approval will be obtained for any amendment to the Plan to the extent required by applicable law.

Item 4: Security Ownership of Management and Certain Security Holders

The following tables set forth the ownership, as of the date of this report, of our Common Stock by each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock, our executive officers, directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise shared. There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other rights. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such a percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our Common Stock listed below have sole voting and investment power with respect to the shares shown.

Ownership by Directors and Officers (as of the date of this report):

The following table sets forth as of the date of this report, certain information regarding beneficial ownership of our common stock by:

● Each executive officer

● Each person known to us to beneficially own 5% or more of our common stock;

● Each director; and

● All of our executive officers and directors as a group,

Class A & B Common Stock:

Name of Beneficial Owner	Amount and Nature of Beneficial Control	Percent of class Before Offering	Percent of class After Offering	Percent of voting power of class pre-Offering	Percent of voting power of class post-Offering
(1)	(2)	(3)	(4)	(5)	(6)
Directors and Officers:

Charles Nader,
Chairman, Director, Chief Executive Officer
Class A shares	145,000,004	77.51%	76.29%	77.51%	76.29%

Charles Nader,
Chairman, Director, Chief Executive Officer
Class B shares (20X vote)	15,000,000	100.00%	100.00%	64.841%	61.52%

Charles Nader total voting power				91.36%	90.80%

Jamie Freed, Director,
Class A shares	8,000,000	4.28%	4.21%	4.28%	4.21%

15

SHARES ELIGIBLE FOR FUTURE SALE

All outstanding shares are deemed “restricted securities’’ as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least one year, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our Common Stock then outstanding; or
●	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person with the SEC of a notice on Form 144 with respect to the sale;

provided that, in each case, we have been subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons relying on Rule 144 to transact in our Common Stock must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

16

Item 5. Interest of Management and Others in Certain Transactions

Except as disclosed herein, no director, executive officer, stockholder holding at least 5% of shares of our common stock, or any family member thereof, had any material interest, direct or indirect, in any transaction, or proposed transaction since January 1, 2023.

Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

a)	Key management compensation and related party transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel were as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023

Management fees	$61,280	$260,763
Stock-based compensation	39,850	458,166
	$101,130	$718,929

b)	Amounts due from related parties

In the normal course of operations, the company shares certain administrative resources with companies related by common management and directors. The administrative resources and services, which were provided in the normal course of operations, were measured at the exchange. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due from related parties:

	December 31, 2024	December 31, 2023
Chief Executive Officer and Director	$46,700	$–
Chief Marketing Officer and Director	60,833	80,833
	$107,533	$80,833

c)	Convertible note receivable from related party

On November 14, 2024, the Company acquired a $10,000 convertible note issued by a related party entity in which the Company’s Chief Executive Officer holds a significant ownership interest. The convertible note is non-interest bearing and is convertible into common shares at a conversion price of $0.75 per common share at the election of the related party entity. The convertible note was recorded at amortized cost on the consolidated balance sheets. On November 14, 2025, the convertible note was converted into 13,333 common shares.

Policy for approval of related-person transactions

Prior to this report, we have not had a formal policy regarding approval of transactions with related persons. In connection with listing our Common Stock on the Nasdaq, our board of directors is expected to adopt a related-person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or each person whom we know to beneficially own more than 5% of our outstanding shares of common stock (a “5% stockholder”) (or their immediate family members), each of whom we refer to as a “related person,” has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related-person transaction,” the related person must report the proposed related-person transaction to the Company’s general counsel. The policy calls for the proposed related-person transaction to be reviewed by and if deemed appropriately approved by, the audit committee of our board of directors after full disclosure of the related-person interest in the transaction. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the audit committee will review and, in its discretion, may ratify the related-person transaction. The policy also permits the chair of the audit committee to review, and if deemed appropriate approve, proposed related-person transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related-person transactions that are ongoing in nature will be reviewed annually.

17

A related-person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

●	the related person’s interest in the related-person transaction;

●	the approximate dollar amount involved in the related-person transaction;

●	the approximate dollar amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

●	whether the transaction was undertaken in the ordinary course of our business;

●	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

●	the purpose of, and the potential benefits to us of, the related-person transaction; and

●	any other information regarding the related-person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if the audit committee determines that, under all of the circumstances, the transaction is not inconsistent with our best interests. The audit committee may impose any conditions on the related-person transaction that it deems appropriate.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee of our board of directors in the manner specified in its charter.

18

Item 7. Financial Statements

DOC.COM INC.

December 31, 2024

(Expressed in U.S. dollars)

19

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Doc.com Inc. and its subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Doc.com Inc. and its subsidiaries (collectively, the “Company”) as of December 31, 2024, the related consolidated statement of operations and other comprehensive income (loss), shareholders’ equity (deficit), and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the company has an accumulated deficit of $ 9,702,776 and working capital deficit of $ 62,862,525 as of December 31, 2024. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

F-1

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Intangible Asset

As disclosed in Note 12 to the consolidated financial statements, the Company recognized intangible assets in connection with a business combination, primarily consisting of a digital platform and customer relationships, with fair values as on the date of acquisition amounting to $23,119,947 and $2,603,538 respectively. The recognition and valuation of these intangible assets involved significant estimates and assumptions, and subject to a high degree of estimation uncertainty and significant auditor’s judgment.

The principal considerations for our determination that performing procedures relating to the Management’s assessment of valuation of such Intangible Asset is a critical audit matter include : (i) the significant judgment by management in developing fair value estimate for valuation of the intangible asset; and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to valuation of Intangible Asset (iii) involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included: (i) understanding the management’s assessment for recognition and valuation of such intangible assets; (ii) discussed management’s assumptions for recognition and valuation of such intangible assets; and (iii) evaluating the reasonableness of the significant judgments and assumptions made by Management’s specialist for recognition and valuation of such intangible assets.

/s/ Mercurius & Associates LLP

Mercurius & Associates LLP

New Delhi, India

Date: January 19, 2026

We have served as the Company’s auditor since 2025.

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Doc.com Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Doc.com Inc. (“the Company”) as of December 31, 2023, and the related statements of operations, statement of shareholders’ deficit, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit, net losses, and negative working capital. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

Fruci & Associates II, PLLC – PCAOB ID #05525

We have served as the Company’s auditor since 2023.

Spokane, Washington

September 13, 2024

F-3

Doc.com Inc

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents (Note 8)	$2,396,429	$664
Amounts receivable, net	2,332,913	–
Prepaid expenses (Note 9)	737,210	25,000
Inventory	75,000	–
Convertible note receivable – related party (Note 19)	10,000	–
Other current assets	65,141	–
Total current assets	5,616,693	25,664

Property and equipment, net (Note 11)	338,616	–
Finance lease assets, net (Note 13)	1,764,035	–
Operating lease assets, net (Note 13)	285,716	–
Intangible assets, net (Note 12)	24,271,834	–
Investments in private companies	1,614,875	–
Goodwill (Notes 4 and 12)	67,663,318	–
Deposits	40,000	40,000
Deferred issuance costs (Notes 18 and 20)	13,866,072	–
Total assets	$115,461,159	$65,664

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,919,172	$119,409
Deferred revenue	8,835,254	–
Due to related party (Note 19)	107,533	80,833
Due to former shareholders of TMB Financial S.A. DE D.V. (Note 4)	50,000,000	–
Due to former equity holder of 405 Ontario (Note 4)	1,502,357	–
Promissory note (Note 17)	98,249	–
Short-term bank loans	4,314,780	–
Current portion of accrued interest payable (Note 16)	237,598	–
Current portion of secured convertible notes payable (Note 16)	715,504	–
Current portion of finance lease liabilities (Note 13)	680,825	–
Current portion of operating lease liabilities (Note 13)	67,946	–
Total current liabilities	68,479,218	200,242

Accrued interest payable, net of current portion (Note 16)	–	89,934
Finance lease liabilities, non-current portion (Note 13)	1,200,093	–
Operating lease liabilities, non-current portion (Note 13)	217,770	–
Long-term debt	10,812,796	–
Secured convertible notes payable, net of current portion (Note 16)	–	715,504
Total liabilities	$80,709,877	$1,005,680

Commitments and contingencies	–	–

Shareholders’ equity (deficit)
Preferred stock, (75,000,000 shares authorized, $.000001 par value, 0 issued as of December 31, 2024 and 2023)	–	–
Common stock, Class A (800,000,000 shares authorized, $.000001 par value, 185,619,130 and 159,955,880 issued as of December 31, 2024 and 2023, respectively)	185	160
Common stock, Class B (50,000,000 shares authorized, $.000001 par value, 15,000,000 issued as of December 31, 2024 and 2023)	15	15
Common stock, Class C (75,000,000 shares authorized, $.000001 par value, 0 issued as of December 31, 2024 and 2023)	–	–
Shares to be issued	73,596	–
Subscriptions received	1,190,803	4,360
Additional paid in capital	42,430,890	1,550,975
Accumulated deficit	(9,702,776)	(2,495,526)
Accumulated other comprehensive income	758,569	–
Total shareholders’ equity (deficit)	34,751,282	(940,016)

Total liabilities and shareholders’ equity (deficit)	$115,461,159	$65,664

Nature of operations (Note 1) and going concern (Note 2)

Commitments and contingencies (Note 20)

Subsequent events (Note 22)

The accompanying notes form an integral part of these consolidated financial statements

F-4

Doc.com Inc.

Consolidated Statements of Operations and Other Comprehensive Income (Loss)

(Expressed in U.S. dollars)

	For Year Ended December 31, 2024	For Year Ended December 31, 2023
Sales	$6,820,552	$–
Cost of sales (Notes 12 and 13)	(2,031,405)	–
Gross profit	4,789,147	–

Operating expenses:
Advertising and marketing (Note 18)	143,021	82,500
Amortization and depreciation (Notes 11 and 12)	292,344	–
Foreign exchange loss	114,333	–
General and administrative (Note 6)	8,584,572	1,051,217
Legal and professional fees (Note 7)	544,859	218,278
Research and development	42,350	82,513
Total operating expenses	9,721,479	1,434,508

Operating loss	(4,932,332)	(1,434,508)

Other income and expenses
Interest expense (Notes 13 and 16)	(1,230,015)	(89,935)
Interest income	166	–
Gain on debt extinguishment	20,000	109,545
Unrealized loss on promissory note (Note 17)	(28,249)	–
Promissory note cost (Note 17)	(1,200,000)	–
Other income	163,180	–
Total other income and (expenses)	(2,274,918)	19,610

Net loss	$(7,207,250)	$(1,414,898)

Foreign currency translation	758,569	–
Comprehensive loss	$(6,448,681)	$(1,414,898)

Loss per share:
Basic	$(0.04)	$(0.01)
Diluted	$(0.04)	$(0.01)

Shares used in computing loss per share:
Basic	173,118,995	134,743,726
Diluted	173,118,995	134,743,726

The accompanying notes form an integral part of these consolidated financial statements

F-5

Doc.com Inc.

Consolidated Statements of Shareholders’ Equity (Deficit)

(Expressed in U.S. dollars)

	Class A common stock		Class B common stock		Shares		Additional		Accumulated other
	Number of shares	Amount	Number of shares	Amount	to be issued	Subscriptions received	paid in capital	Accumulated deficit	comprehensive income	Total

Balance, December 31, 2022	119,179,504	$119	–	$–	$–	$–	$840,549	$(1,080,628)	$–	$(239,960)

Conversion of common stock	(15,000,000)	(15)	15,000,000	15	–	–	–	–	–	–
Issuance of common stock for services	54,131,055	54	–	–	–	–	681,105	–	–	681,159
Issuance of common stock for cash	1,630,000	2	–	–	–	–	16,298	–	–	16,300
Issuance of common stock for debt extinguishment	15,321	–	–	–	–	–	13,023	–	–	13,023
Shares to be issued	–	–	–	–	–	4,360	–	–	–	4,360
Net loss for the period	–	–	–	–	–	–	–	(1,414,898)	–	(1,414,898)

Balance, December 31, 2023	159,955,880	$160	15,000,000	$15	$–	$4,360	$1,550,975	$(2,495,526)	$–	$(940,016)

Issuance of common stock for services	12,646,873	12	–	–	–	–	226,206	–	–	226,218
Issuance of common stock for cash	2,983,609	3	–	–	–	(4,360)	462,797	–	–	458,440
Issuance of common stock for share exchange agreement	6,281,250	6	–	–	–	–	25,124,994	–	–	25,125,000
Issuance of common stock for promissory note costs	300,000	1	–	–	–	–	1,199,999	–	–	1,200,000
Issuance of common stock for commitment fee	3,466,518	3	–	–	–	–	13,866,069	–	–	13,866,072
Share cancellation	(15,000)	–	–	–	–	–	(150)	–	–	(150)
Subscriptions received	–	–	–	–	–	1,190,803	–	–	–	1,190,803
Shares to be issued for services	–	–	–	–	73,596	–	–	–	–	73,596
Comprehensive loss for the period	–	–	–	–	–	–	–	(7,207,250)	758,569	(6,448,681)

Balance, December 31, 2024	185,619,130	$185	15,000,000	$15	$73,596	$1,190,803	$42,430,890	$(9,702,776)	$758,569	$34,751,282

The accompanying notes form an integral part of these consolidated financial statements

F-6

Doc.com Inc.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

	For Year Ended December 31, 2024	For Year Ended December 31, 2023
Cash provided by (used in):

Operating activities
Net loss for the period	$(7,207,250)	$(1,414,898)
Adjustment to net loss for the period for non-cash items
Amortization and depreciation	292,344	–
Amortization and depreciation in cost of sales	1,617,517	–
Accrued interest	147,664	89,934
Bad debt	1,364,522	–
Gain on extinguishment of debt	(20,000)	(109,545)
Promissory note cost	1,200,000	–
Stock-based compensation	292,646	681,159
Unrealized loss on promissory note	28,249	–

Changes in non-cash working capital balance:
Decrease in salaries advance	–	49,303
Increase in accounts receivable	(1,460,790)	–
Increase in prepaid expenses	(691,526)	(25,000)
Increase in deposits	–	(40,000)
Increase in other current assets	(65,141)	–
(Decrease) increase in accounts payable and accrued liabilities	(301,448)	33,150
Increase in deferred revenue	6,173,384	–
Net cash provided by (used in) operating activities	1,370,171	(735,897)

Investing activities
Acquisitions of Knotion and TMB, net of cash acquired	1,711,702	–
Acquisitions of RX Angle and 405 Ontario, net of cash acquired	110,604	–
Purchases of property, plant and equipment	(22,849)	–
Net cash provided by investing activities	1,799,457	–

Financing activities
Advance from related parties, net	26,700
Payments to former equity holder of 405 Ontario, net	(33,197)
Payments of long-term debt, net	(2,977,003)	–
Payments of short-term bank loans, net	(524,070)	–
Principal payments on finance lease obligation	(372,594)	–
Proceeds from the issuance of common stock	458,440	16,300
Proceeds from subscriptions received	1,190,803	4,360
Proceeds from convertible notes payable	–	715,504
Proceeds from promissory note	70,000	–
Net cash (used in) provided by financing activities	(2,160,921)	736,164

Effect of exchange rate on cash and cash equivalents	1,387,058	–

Increase in cash	1,008,707	267
Cash and cash equivalents, beginning of period	664	397
Cash and cash equivalents, end of period	$2,396,429	$664

Supplemental cash flow disclosures:
Interest paid	$1,089,924	–
Income tax paid	–	–

The accompanying notes form an integral part of these consolidated financial statements

F-7

Doc.com Inc.

Notes to the Consolidated Financial Statements

December 31, 2024

(Expressed in U.S. dollars)

NOTE 1 - NATURE OF OPERATIONS

Doc.com Inc. (“Doc.com”) was incorporated in Delaware on March 31, 2021 (the “Company”). The Company is developing telehealth services for consumers and corporate clients and governments. The Company also plans to sell over-the-counter products and epidemiological analytics.

Doc.com is a digital healthcare company that provides initial no cost consultations to patients with doctors, psychologists and veterinarians and sells over the counter products to patients as well as display educational content and advertisements during waiting periods. Artificial intelligence will be used to speed up consultation times and improve healthcare outcomes by suggesting improvements in diagnosis to healthcare professionals and offering statistics on telehealth consultations. Expected revenue streams are through the sale of over-the-counter products, billing insurance companies for those patients who have insurance by billing through a billing partner and charging a service fee and displaying ads to patients during the waiting period to speak to a healthcare professional. Our initial target market is patients in the United States who have smartphones and need prescription drugs or over-the-counter healthcare products.

On August 8, 2024, the Company acquired 100% of TMB Financial, S.A. DE D.V. and its wholly owned subsidiary Knotion, S.A. DE C.V., an award-winning Software-as-a-Service (“SaaS”) company in the education sector. On October 7, 2024, the Company acquired 100% of 2345405 Ontario, Inc. and its wholly-owned subsidiary, RX Angle, Inc. and its wholly owned subsidiary, Flat Iron Pharmacy, LLC., which together operate a pharmacy. Refer to Note 4 for further information on the acquisitions.

NOTE 2 – GOING CONCERN

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

At December 31, 2024, the Company had not yet achieved profitable operations and expects to incur further losses in the development of its business. As reflected in the accompanying financial statements, the Company had an accumulated deficit of $9,702,776 and working capital deficit of $62,862,525 at December 31, 2024. This factor among others raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management plans to finance its operations through the sale of equity and/or from related party advances. However, there is no assurance of additional funding being available.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in U.S. dollars. The Company’s fiscal year end is December 31.

On February 28, 2023, the Company’s shareholders approved a 3.5 for 1 forward stock split of all classes of preferred and common stock, and the conversion of 15,000,000 shares of Class A Common Stock to 15,000,000 shares of Class B Common Stock. All preferred stock, common stock and per share data in these financial statements and footnotes have been retrospectively updated, as required.

F-8

Principles of Consolidation

The consolidated financial statements include the accounts for the Company and its subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. All significant inter-company balances and transactions, unrealized gains or losses on transactions between the entities have been eliminated upon consolidation. Certain prior period amounts have been reclassified to conform to the current period presentation. There was no effect on net loss or shareholders’ equity as previously reported as a result of reclassifications.

Subsidiaries	Location	Ownership interest	Functional currency
TMB Financial, S.A. DE D.V.	Mexico	100%	Mexican peso
Knotion, S.A. DE C.V.	Mexico	100%	Mexican peso
2345405 Ontario, Inc.	Canada	100%	Canadian dollar
RX Angle, Inc.	USA	100%	U.S. dollar
Flat Iron Pharmacy, LLC	USA	100%	U.S. dollar

Subsidiaries are all entities over which the Company, either directly or indirectly, has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Where the group does not directly hold more than one half of the voting rights, significant judgment is used to determine whether control exists. These significant judgments include assessing whether the group can control the operating policies through the group’s ability to appoint most directors to the board. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group until the date on which control ceases.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term. All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Examples of reported amounts that rely on significant estimates include revenue recognition, allowance for credit losses, assets acquired and liabilities assumed in business combinations, capitalization of software development costs, certain amounts relating to the accounting for income taxes, including valuation allowance, stock-based compensation expense, operating lease right-of-use assets and operating lease liabilities, and pension obligations. Significant estimates are also used in determining the recoverability and fair value of property and equipment, operating lease right-of-use assets, goodwill and intangible assets.

Foreign Currency Translation

The consolidated financial statements are presented in U.S. dollars. The functional currency of the Company and its wholly owned subsidiaries, RX Angle, Inc. and Flat Iron Pharmacy, LLC, are the U.S. dollar. The functional currency of TMB Financial, S.A. DE D.V. and Knotion, S.A. DE C.V. are the Mexican Peso. The functional currency of 2345405 Ontario, Inc. is the Canadian dollar. Translation of functional currencies to reporting currencies for assets and liabilities is done using the exchange rates at each balance sheet date; revenue and expenses are translated at average rates prevailing during the reporting period or at the date of the transaction; shareholders’ equity is translated at historical rates. Adjustments resulting from translating the consolidated financial statements into the U.S. dollar are recorded as a separate component of accumulated other comprehensive loss in the statement of changes in stockholders’ equity (deficit).

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations. As of December 31, 2024, the Company is operating as a going concern. See Note 2 for additional information.

F-9

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of December 31, 2024 and 2023, the Company had $2,396,429 and $664 cash and cash equivalents, respectively.

Property, Equipment and Leased Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When property and equipment are retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation of the company’s property and equipment are calculated using the following terms and methods:

Computer equipment	Straight-line	3.33 years
Investments in schools	Straight-line	3-4 years
Furniture and office equipment	Straight-line	10 years
Other property and equipment	Straight-line	5-10 years
Building	Straight-line	39 years
Computer equipment (under lease)	Straight-line	Lesser of the lease term or estimated useful life
Vehicles (under lease)	Straight-line	Lesser of the lease term or estimated useful life

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

Intangibles

The Company has applied the provisions of ASC 350, Intangibles - goodwill and other, in accounting for its intangible assets. Intangible assets subject to amortization are amortized on a straight-line method over the useful life of the respective intangibles. The following useful lives are used in the calculation of amortization:

Digital platform	Straight-line	6.67 years
Customer relationships	Straight-line	4.89 years
Medical license	n/a	Indefinite-life

The Company periodically evaluates the reasonableness of the useful lives of these assets. Once these assets are fully amortized, they are removed from the accounts. These assets are reviewed for impairment or obsolescence when events or changes in circumstances indicate that the carrying amount may not be recoverable. If impaired, intangible assets are written down to fair value based on discounted cash flows or other valuation techniques.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in a business combination. The Company conducts an annual assessment of its goodwill for impairment. If the carrying value of its goodwill exceeds its fair value, then impairment has been incurred; accordingly, a charge to the Company’s operations results will be recognized during the period. Impairment losses on goodwill are not reversed. Fair value is generally determined using a discounted expected future cash flow analysis.

Business Combinations

A business combination is a transaction or other event in which control over one or more businesses is obtained. A business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits. A business consists of inputs and processes applied to those inputs that have the ability to create outputs that provide a return to the Company. A business need not include all of the inputs and processes that were used by the acquiree to produce outputs if the business can be integrated with the inputs and processes of the Company to continue to produce outputs. The Company considers several factors to determine whether the set of activities and assets is a business.

F-10

Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. If the fair value of the net assets acquired exceeds the purchase consideration, the difference is recognized immediately as a gain in the consolidated statement of operations. Acquisition related costs are expensed during the period in which they are incurred, except for the cost of debt or equity instruments issued in relation to the acquisition which is included in the carrying amount of the related instrument. If the assets acquired are not a business, the transaction is accounted for as an asset acquisition.

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheet as both a right of use asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset results in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company elects to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

Inventory

Inventory primarily consists of over-the-counter medications, prescription drugs, health and beauty products, supplies, and general merchandise for resale located within the pharmacy store front. Inventories are stated at the lower of cost or net realizable value. The Company evaluates the carrying value of inventory on a regular basis. Inventory is written down for estimated obsolescence or excess quantities based on assumptions about future demand and market conditions. Write-downs are recorded as a component of cost of goods sold in the period in which the loss occurs.

Fair Value Measurements

The Company follows guidance for accounting for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Additionally, the Company adopted guidance for fair value measurement related to nonfinancial items that are recognized and disclosed at fair value in the consolidated financial statements on a nonrecurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

●	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

●	Level 3 inputs are unobservable inputs for the asset or liability. The carrying amounts of financial assets such as cash approximate their fair values because of the short maturity of these instruments.

Earnings (Loss) Per Share

Earnings (loss) per share and diluted earnings (loss) per share, which are the same as the date of issued financial statements, are based on shares issued and retrospectively adjusted for the forward stock split. The diluted earnings per common share calculation for the period ended December 31, 2024 and 2023 excluded the effect of 1,273,014 and 1,071,400 potential shares of common stock, respectively, because the assumed conversion of the Company’s convertible notes were anti-dilutive.

F-11

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For current period, the Company is taxed as a C corporation. The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2024, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company applies the principles of ASC 606, Revenue from Contracts with supplies and customers (“ASC 606”). Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps:

(i)	identify the contract(s) with a customer,
(ii)	identify the performance obligations in the contract,
(iii)	determine the transaction price,
(iv)	allocate the transaction price to the performance obligations in the contract and
(v)	recognize revenue when (or as) the entity satisfies a performance obligation.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The Company and its subsidiaries have the following revenue streams which are recognized over a period of time:

Knotion Educational Model (SaaS)

Knotion’s main revenue stream is comprised of the licensing of its all-in-one educational solution, which provides schools with a comprehensive learning ecosystem through a licensed access to the company’s digital platform software. The Company delivers SaaS that provide customers with access to SaaS related support and updates during the term of the arrangement. The Company receives payments both upfront and over time as services are performed. Revenues are recognized over the contract term as the customer simultaneously receives and consumes the benefits of the license subscription service, as the service is made available by the Company.

Goods

From time to time, Knotion sells goods that are complimentary to the equipment provided under the Knotion Education Model contracts, such as iPad cases, to schools and students directly. Knotion also provides the sale of goods through contracted partners at a discount to the customer, with Knotion receiving a sale commission on any goods sold through this arrangement. Revenue for the sale of goods, and any related sales commotion, are recognized at the point in time that the customer receives the goods.

Pharmacy

The Company recognizes pharmacy revenue at the time it sells merchandise, provides services or dispenses prescription drugs to the customer. The Company estimates revenue based on expected reimbursements from third-party payors (e.g., pharmacy benefit managers, insurance companies and governmental agencies) for dispensing prescription drugs. The estimates are based on all available information including historical experience and are updated to estimates of actual reimbursement amounts.

F-12

Deferred Revenue

Deferred revenue primarily consists of amounts that have been billed to or received from customers in advance of revenue recognition. The Company recognizes deferred revenue as revenues when the services are performed, and the corresponding revenue recognition criteria are met. Deferred revenue is reduced as services are provided and the revenue recognition criteria are met. Deferred revenue that is expected to be recognized as revenues during the succeeding twelve-month period are recorded in current liabilities as deferred revenue – current, and the remaining portion is recorded in long-term liabilities as deferred revenue – long-term. In general, the Company does not have deferred revenue that exceeds the twelve-month period as revenue under the SaaS revenue stream is received on an annual or monthly basis according to each school year.

Cost of Sales

Knotion Educational Model and Goods

Cost of sales primarily consists of the costs of branded products sold, depreciation of right-of-use assets, depreciation of property and equipment provided for use of the schools under their contracts, and amortization of the digital platform intangible asset.

Pharmacy

Cost of sales includes the purchase price of goods, freight costs, cash discounts, vendor allowances and supplier rebates. Cost of sales is derived based upon wholesaler invoices.

Advertising and Marketing Expenses

The Company expenses advertising and marketing costs as they are incurred. The amounts charged in 2024 and 2023 were $143,021 and $82,500, respectively.

Organizational Costs

In accordance with ASC 720, Other Expenses, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs and Amortization

The Company applies the principles of ASC 985-20, Software-Costs of Software to be Sold, Leased, or Marketed (“ASC 985-20”) which applies to costs that are incurred when developing software that will be sold, leased, or otherwise marketed as a separate product or as part of a product or process. ASC 985-20 requires that software development costs be charged to research and development expenses until technological feasibility is established. With the Company’s current technology, the technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

The Company routinely evaluates both the technological feasibility and the estimate of development costs, payroll expense and data subscription expenses utilized in this calculation.

Once technological feasibility is established, software development costs that directly relate to the project should be capitalized until the product is available for general release. Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of research and development costs. Upon the product’s release, the company amortizes the capitalized costs over a period of 5-7 years.

Research and Development

The Company follows ASC 730, Research and Development, and expenses all research and development costs as incurred for which there is no alternative future use.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

F-13

The Company’s subsidiaries maintain cash with major financial institutions located in Mexico, which are insured by Instituto para la Proteccion de Ahorro Bancario, which insures balances up to 3,000,000 Mexican Pesos.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). The new guidance is intended to simplify the accounting for certain convertible instruments with characteristics of both liability and equity. The guidance eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company adopted ASU 2020-06 effective January 1, 2022. The adoption of ASU 2020-06 did not have an impact on the Company’s financial statements.

There have been no other material changes in or additions to the recently issued accounting standards as previously reported in Note 2 to our Financial Statements for the year ended December 31, 2023 that affect or may affect our current financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 4 – CASH AND SHARE EXCHANGE AGREEMENTS

TMB / Knotion

On August 8, 2024, the Company entered into a Cash and Share Exchange Agreement (the “Agreement”) with the shareholders of TMB Financial, S.A. DE C.V. (“TMB”), an investment company that holds 99.99% of Knotion, S.A. DE C.V. (“Knotion”), a leading education technology company which operates a SaaS platform for digital learning. Pursuant to the Agreement, the Company acquired 100% of the issued and outstanding common shares of TMB for consideration of $100,000,000 (“Purchase Price”), which will be paid by way of a $10,000,000 cash payment no later than 60 days after the listing of the Company’s shares on the Nasdaq stock market (the “Listing”), $40,000,000 in cash paid in $10,000,000 quarterly installments immediately following the first payment, and $50,000,000 paid through the issuance of 6,250,000 Class A commons stock of the Company (the “Transaction”). At any time, TMB shareholders, at their sole and absolute discretion, may instruct the Company to cancel 3,125,000 Class A common stock and provide $25,000,000 in cash in three additional quarterly installments immediately following the last quarterly payment above. At any time after the Listing, TMB shareholders, at their sole and absolute discretion, may request the Company to pay any of the remaining cash payments through the issuance of Class A Common Stock at a price of $8 per share. If the Company fails to pay the Purchase Price when due, TMB shareholders will have the option to: (i) terminate the agreement, get back ownership of all TMB and Knotion shares transferred to the Company, and return any cash or shares received as part of the Purchase Price; or (ii) terminate the agreement, leave the Company the ownership of an amount of TMB and Knotion shares that is proportional to the amount actually paid by the Company on account of Purchase Price on a fully diluted basis, considering a valuation of $100,000,000.

The Company obtained control of TMB and Knotion on August 8, 2024, which is the date that TMB transferred and assigned full ownership of all its issued and outstanding shares to the Company. The Company issued 6,250,000 Class A commons stock to TMB shareholders on September 10, 2024.

F-14

The Company’s acquisition of TMB and Knotion was accounted for as a business combination following ASC 805. The acquisition date was determined to be August 8, 2024, being the date the Company obtained control of TMB and Knotion. The Company has allocated the consideration paid in the acquisition of TMB and Knotion based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company measured the fair value of the Purchase Price at $75,000,000 based on the cash payments of $50,000,000 and the fair value of 6,250,000 Class A commons stock issued of $25,000,000. The Company determined the fair value of the 6,250,000 Class A commons stock issued at $4 per share based on the most recent equity financing received from investors of the Company prior to the acquisition. The Company estimated the fair values of the assets acquired and liabilities taken at the acquisition date in accordance with ASC 820, Fair Value Measurement. Goodwill is recognized if the consideration transferred exceeds the acquired assets less liabilities assumed.

The following represents the allocation of the consideration paid to the fair value of the net assets acquired:

Fair value of consideration paid:

Cash consideration	$50,000,000
6,250,000 Class A common stock issued	25,000,000

Total consideration paid	$75,000,000

Fair value of TMB and Knotion’s assets acquired and liabilities assumed:

Cash and cash equivalents	$1,711,702
Amounts receivable	2,093,650
Other current assets	23,666
Investments in private companies	1,765,274
Right-of-use assets – finance	2,226,751
Right-of-use assets – operating	235,878
Property and equipment – computer equipment	67,160
Property and equipment – furniture and office equipment	43,235
Property and equipment – investment in schools	258,183
Intangible asset – digital platform	23,119,947
Intangible asset – customer relationships	2,603,538
Goodwill	67,145,704

Total assets acquired	$101,294,688

Accounts payable and accrued liabilities	$(1,109,126)
Short-term bank loans	(6,271,264)
Lease liabilities – finance	(2,226,751)
Lease liabilities – operating	(235,878)
Long-term debt	(13,789,799)
Deferred revenue	(2,661,870)

Total liabilities assumed	$(26,294,688)

Net assets acquired	$75,000,000

The goodwill arising from the acquisition of $67,145,704 is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition in the strategic shift towards healthcare technology while maintaining core education technology operations.

The Company reviews the carrying value of goodwill for impairment on an annual basis, or more frequently if there are any impairment indicators. On December 31, 2024, the Company used the income approach to estimate the value of the goodwill based on projections of future cash flows and determined that the fair value of the reporting unit exceeds the carrying value, and that no impairment was necessary.

The results of operations of TMB and Knotion have been included in the consolidated financial statements since the acquisition date of August 8, 2024, with a net loss of $4,279,367 during the year ended December 31, 2024. As of December 31, 2024, the Company owed $50,000,000 cash consideration to the former shareholders of TMB.

F-15

405 Ontario / RX Angle / Flat Iron

On October 7, 2024, Doc.com Inc. (the “Company”) entered into a Share Exchange Agreement with 2345405 Ontario, Inc. (“405 Ontario”) and 405 Ontario’s equity holder (“Aaron Trager”), whereby the Company will acquire 100% of the issued and outstanding shares of 405 Ontario, thereby acquiring 405 Ontario and its wholly-owned subsidiary, RX Angle, Inc. (“RX Angle”) and its wholly owned subsidiary, Flat Iron Pharmacy, LLC (“Flat Iron”). The equity holder (Aaron Trager) is the sole stockholder of 405 Ontario. Flat Iron is a disregarded LLC, and thus its operations are consolidated into and accounted for under RX Angle.

As consideration for the acquisition of 405 Ontario, RX Angle, and Flat Iron, the Company agreed to pay a Purchase Price of $1,475,000 USD cash payment (“Cash Payment”) within 60 calendar days after the listing of the Company’s shares on the Nasdaq (the “Listing”), $250,000 USD which shall be paid through the issuance of 31,250 common shares upon closing at a value of $8 per share. The Cash Payment includes $150,000 of working capital which will be left in the business accounts, and $75,000 of inventory.

The Company also agreed to exclude certain assets from the agreement, transferring ownership of the assets from 405 Ontario to the equity holder (“Excluded Assets”). The Excluded Assets include all cash in the business, less the $150,000 which shall remain in the company for working capital, insurance policies and proceeds of such policies, investments in third party companies, any asset held in a brokerage account, and any payables less receivables received up to the close of business on November 27, 2024. Any amounts due to the equity holder or related parties to the equity holder, from the equity holder taking income on his personal return for which the cash has not yet been received, shall be payable to the equity holder after the closing of the Share Exchange Agreement.

The Company obtained control of 405 Ontario, RX Angle, and Flat Iron on October 7, 2024, which is the date that the equity holder transferred and assigned full ownership of all the issued and outstanding shares of 405 Ontario to the Company. The Company issued 31,250 Class A commons stock to 405 Ontario on October 7, 2024, which will be subsequently transferred to the equity holder.

The Company’s acquisition of 405 Ontario, RX Angle, and Flat Iron was accounted for as a business combination following ASC 805. The acquisition date was determined to be October 7, 2024, being the date the Company obtained control of 405 Ontario, RX Angle, and Flat Iron. The Company has allocated the consideration paid in the acquisition of 405 Ontario, RX Angle, and Flat Iron based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company measured the fair value of the Purchase Price at $1,600,000 based on the cash payments of $1,475,000 and the fair value of 31,250 Class A commons stock issued of $125,000. The Company determined the fair value of the 31,250 Class A commons stock issued at $4 per share based on the most recent equity financing received from investors of the Company prior to the acquisition. The Company estimated the fair values of the assets acquired and liabilities taken at the acquisition date in accordance with ASC 820, Fair Value Measurement. Goodwill is recognized if the consideration transferred exceeds the acquired assets less liabilities assumed.

F-16

The following represents the allocation of the consideration paid to the fair value of the net assets acquired:

Fair value of consideration paid:

Cash consideration	$1,475,000
31,250 Class A common stock issued	125,000

Total consideration paid	$1,600,000

Fair value of 405 Ontario, RX Angle, and Flat Iron’s assets acquired and liabilities assumed:

Cash and cash equivalents	$110,604
Amounts receivable	142,995
Inventory	75,000
Property and equipment – computer equipment	410
Property and equipment – other property and equipment	21,828
Intangible assets – medical license	942,664
Goodwill	517,614

Total assets acquired	$1,811,115

Accounts payable and accrued liabilities	$(150,561)
Due to related parties	(60,554)

Total liabilities assumed	$(211,115)

Net assets acquired	$1,600,000

The goodwill arising from the acquisition of $517,614 is mainly attributable to the excess of the consideration paid over the fair value of the net assets acquired that cannot be recognized separately as identifiable assets under U.S. GAAP, and comprise the expected but unidentifiable business growth as a result of the synergy resulting from the acquisition in growing the customer base of the pharmacy through the company’s telehealth services.

The Company reviews the carrying value of goodwill for impairment on an annual basis, or more frequently if there are any impairment indicators. On December 31, 2024, the Company used the income approach to estimate the value of the goodwill based on projections of future cash flows and determined that the fair value of the reporting unit exceeds the carrying value, and that no impairment was necessary.

The results of operations of 405 Ontario, RX Angle, and Flat Iron have been included in the consolidated financial statements since the acquisition date of October 7, 2024, with a net income of $25,166 during the year ended December 31, 2024. As of December 31, 2024, the Company owed $1,502,357 of cash consideration to the former equity holder of 405 Ontario.

NOTE 5 – REVENUE AND DEFERRED REVENUE

Revenue

The following table summarizes revenue by type of services for the periods presented:

	December 31, 2024	December 31, 2023
Knotion Educational Model (Saas)	$6,280,115	$–
Goods	21,098	–
Other	33,959	–
Pharmacy	485,380	–
	$6,820,552	$–

F-17

Deferred Revenue

Details of the Company’s deferred revenue for the periods presented are as follows:

Balance at December 31, 2022 and 2023	$–
Acquired deferred revenue	2,661,870
Revenue recognized in the current period from amounts in the prior balance	(1,017,988)
New deferrals, net of amounts recognized in the current period	7,367,533
Effects of foreign currency	(176,161)
Balance at December 31, 2024	$8,835,254

NOTE 6 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist of the following:

	December 31, 2024	December 31, 2023
Bad debt	$1,364,522	$–
Contractors	228,982	321,412
Office and other	1,406,934	10,601
Officer compensation	101,130	718,929
Operating lease costs	31,641	–
Salaries and wages	3,321,255	275
Software licenses	1,595,698	–
Travel	534,410	–
	$8,584,572	$1,051,217

NOTE 7 – LEGAL AND PROFESSIONAL FEES

Legal and professional fees consist of the following:

	December 31, 2024	December 31, 2023
Accounting	$91,927	$18,057
Consulting	253,795	2,432
Legal	199,137	197,789
	$544,859	$218,278

NOTE 8 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2024	December 31, 2023
Cash	$623,592	$664
Short term investments	1,772,837	–
	$2,396,429	$664

NOTE 9 – PREPAID EXPENSES

Prepaid expenses consist of the following:

	December 31, 2024	December 31, 2023
Software license	$704,853	$–
Insurance	8,262	–
Board advisory service	7,018	–
Consulting	15,000	15,000
Other	2,077	10,000
	$737,210	$25,000

F-18

NOTE 10 – INVESTMENTS IN PRIVATE COMPANIES

Investments in private companies consist of the following:

	December 31, 2024	December 31, 2023
Staff de Respaldo Integral, S.A. DE C.V	$1,607,684	$–
Knotion Group, S.A. DE C.V	4,794	–
Knotion Marks, S.A. DE C.V	2,397	–
	$1,614,875	$–

Investments in Private Companies Acquired in a Business Combination – Fair Value Measurement

In connection with a business combination completed during the period, the Company recognized identifiable investments in private companies recorded at its respective acquisition-date fair value.

The fair values of these investments were determined using valuation techniques. The valuation required significant management judgment and the use of estimates and assumptions, including replacement cost estimates. The Company engaged an independent third-party valuation specialist to assist in determining these fair values. These measurements involve significant unobservable inputs and are classified as Level 3 within the fair value hierarchy.

NOTE 11 – PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method, over the estimated useful lives of the related assets. Estimated useful lives are as follows:

At December 31, 2024, property and equipment consisted of:

	Computer equipment	Investments in schools	Furniture and office equipment	Building and property	Total
Cost
December 31, 2023	$–	$–	$–	$–	$–
Acquired	67,683	258,183	43,235	21,907	391,008
Additions	16,132	1,769	4,948	–	22,849
Foreign exchange	(5,749)	(21,997)	(3,683)	–	(31,429)
December 31, 2024	$78,066	$237,955	$44,500	$21,907	$382,428

Accumulated depreciation
December 31, 2023	$–	$–	$–	$–	$–
Acquired	105	–	–	79	184
Depreciation	21,179	50,539	7,182	1,952	80,852
Foreign exchange	(20,052)	(10,101)	(7,071)	–	(37,224)
December 31, 2024	$1,232	$40,438	$111	$2,031	$43,812

Net book value
December 31, 2023	$–	$–	$–	$–	$–
December 31, 2024	$76,834	$197,517	$44,389	$19,876	$338,616

F-19

NOTE 12 – INTANGIBLE ASSETS, GOODWILL AND IMPAIRMENT

Intangible Assets

The Company has applied the provisions of ASC 350, Intangibles – Goodwill and Other, in accounting for its intangible assets. Intangible assets subject to amortization are amortized on a straight-line method on the basis over the useful life of the respective intangibles. The following useful lives are used in the calculation of amortization:

Digital platform – 6.67 years from capitalization.

Customer relationships – 4.89 years from capitalization.

Intangible assets at December 31, 2024 and 2023 consisted of the following:

	Digital Platform	Customer Relationships	Medical License	Total
Cost
December 31, 2023	$–	$–	$–	$–
Acquired	23,119,947	2,603,538	942,664	26,666,149
Foreign exchange	(975,381)	–	–	(975,381)
December 31, 2024	$22,144,566	$2,603,538	$942,664	$25,690,768

Accumulated amortization
December 31, 2023	$–	$–	$–	$–
Amortization	1,232,456	211,492	–	1,443,948
Foreign exchange	(25,014)	–	–	(25,014)
December 31, 2024	$1,207,442	$211,492	$–	$1,418,934

Net book value
December 31, 2023	$–	$–	$–	$–
December 31, 2024	$20,937,124	$2,392,046	$942,664	$24,271,834

Future amortization expense is estimated to be as follows for each of the three following years and thereafter ending December 31:

	Digital Platform	Customer Relationships	Total

2025	$3,467,992	$532,376	$4,000,368
2026	3,467,992	532,376	4,000,368
2027	3,467,992	532,376	4,000,368
Thereafter	10,533,148	794,918	11,328,066

	$20,937,124	$2,392,046	$23,329,170

During the year ended December 31, 2024, the Company included Digital Platform amortization of $1,232,456 in cost of sales (2023 - $nil).

Intangible Assets Acquired in a Business Combination – Fair Value Measurement

In connection with a business combination completed during the period, the Company recognized identifiable intangible assets consisting of a digital platform, customer relationships, and a medical license, each recorded at its respective acquisition-date fair value.

The fair values of these intangible assets were determined using valuation techniques. The valuation required significant management judgment and the use of estimates and assumptions, including projected revenues, customer attrition rates, discount rates, and estimated economic lives. The Company engaged an independent third-party valuation specialist to assist in determining these fair values. These measurements involve significant unobservable inputs and are classified as Level 3 within the fair value hierarchy.

F-20

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives. The medical license has been classified as an indefinite-lived intangible asset and, accordingly, is not amortized but is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate potential impairment.

Goodwill

The table below summarizes the changes in the carrying amount of goodwill:

Goodwill

Balance, December 31, 2023	$–

Acquired – TMB/Knotion (Note 4)	67,145,704
Acquired – 405 Ontario/RX Angle/Flat Iron (Note 4)	517,614
Impairments	–

Balance, December 31, 2024	$67,663,318

Gross carrying amount	67,663,318
Accumulated impairment	–

Balance at December 31, 2024	$67,663,318

Impairment of Goodwill and Intangible Assets

ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company assesses the carrying value of goodwill, indefinite-lived intangible assets and intangible assets with definite lives, such as the Digital platform, for potential impairment annually as of December 31, or more frequently if events or changes in circumstances indicate such assets might be impaired.

When assessing goodwill for impairment the Company elects to first perform a qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. If we do not perform a qualitative assessment, or if the qualitative assessment indicates it is more likely than not that the fair value of the reporting units, is less than its carrying amount, the Company performs a quantitative test. The Company recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized would not exceed the total amount of goodwill allocated to that reporting unit. The Company estimates fair value using the income approach, to estimate the future undiscounted cash flows (excluding interest charges) from the use and ultimate disposition of the assets. During the year ended December 31, 2024, the Company determined that no impairment was required as the fair value of the reporting units exceeded the carrying value.

F-21

NOTE 13 – LEASES

The Company accounts for leases under ASC 842, Leases, which establishes a right-of-use (“ROU”) model that requires a lessee to record an ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms longer than 12 months. The Company also elected to keep all leases with an initial term of 12 months or less off the balance sheet.

The Company did not have any leases until the acquisition of TMB and Knotion during the year ended December 31, 2024. The acquisition resulted in the addition of $2,226,751 of finance lease assets and liabilities and $235,878 of operating lease assets and liabilities.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the ROU asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the ROU asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the ROU asset results in front-loaded expense over the lease term. ROU assets and liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. Certain leases also include options to purchase the leased asset. The depreciable life of these assets are limited by the expected lease term, unless there is a transfer of title purchase option reasonably certain of exercise.

At December 31, 2024, the weighted average remaining lease term was 2.02 years for finance leases and 3.45 for operating leases. The weighted average discount rate associated with finance and operating leases was 15%.

The components of lease expenses were as follows:

Finance lease cost:
Depreciation of right-of-use assets included in cost of sales	$385,061
Interest on lease liabilities	130,032

Total finance lease cost	$515,093
Operating lease cost:
Depreciation of right-of-use assets	$18,605
Interest on lease liabilities	13,036

Total operating lease cost	$31,641

The following table provides supplemental cash flow and other information related to leases for year ended December 31, 2024:

Finance lease payments	$372,594
Operating lease payments	30,067

Supplemental balance sheet information related to lease assets as of December 31, 2024 are as below:

Finance lease assets acquired	$2,226,751
Additions	92,911
Accumulated depreciation	(385,061)
Foreign exchange	(170,566)

Net carrying value at December 31, 2024	$1,764,035

Operating lease assets acquired	$235,878
Additions	87,614
Accumulated depreciation	(18,605)
Foreign exchange	(19,171)

Net carrying value at December 31, 2024	$285,716

F-22

Future minimum lease payments related to lease obligations are as follows:

	Finance Leases	Operating Leases	Total
2025	$917,416	$106,257	$1,023,673
2026	966,328	106,257	1,072,585
2027	372,549	101,366	473,915
Thereafter	–	55,463	55,463

Total minimum lease payments	2,256,293	369,343	2,625,636

Less: amount of lease payments representing effects of discounting	(375,375)	(83,627)	(459,002)

Present value of future minimum lease payments	$1,880,918	$285,716	$2,166,634

Less: current obligations under leases	$(680,825)	$(67,946)	$(748,771)

Lease liabilities, net of current portion	$1,200,093	$217,770	$1,417,863

NOTE 14 – SOFTWARE DEVELOPMENT COSTS

In accordance with ASC 985-20 (Note 3), until technical feasibility is reached, the Company expenses all of its software development costs (“SDCs”). Once technical feasibility is reached, the Company will capitalize SDCs as incurred. Once the product is released, the Company will amortize the capitalized SDCs over their estimated useful life. The useful life of the internally developed software is estimated to be a period of 6.67 years. Doc.com has not met technological feasibility yet, and all costs have been expensed as research and development. Knotion has reached technological feasibility with its digital platform relating to the Knotion All-in-One Solution SaaS (Note 12).

The Company monitors the carrying value of the SDCs for impairment. As of December 31, 2024 the Company has not recognized impairment on the digital platform.

NOTE 15 – INCOME TAX PROVISION

The Company accounts for income taxes as set forth in ASC 740, Income Taxes. Deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company is taxed as a corporation. The Company estimates it will have a net operating loss carryforward of $7,446,273 as of December 31, 2024 (2023 - $1,731,669). The Company pays federal and Delaware income taxes at a combined effective rate of approximately 29.70% and has used this effective rate to derive a net deferred tax asset of $2,211,543 as of December 31, 2024 (2023 - $514,306), resulting from its net operating loss carryforward. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero, there was no net operating loss recorded for the year ended December 31, 2024 and 2023, on the face of the financial statements. The 2024 and 2023 tax returns have not yet been filed as of the issuance of these financial statements. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

F-23

NOTE 16 – CONVERTIBLE NOTES

As at December 31, 2024, the Company has issued 33 convertible notes with a total face value of $715,504. The notes bear interest at 20% per annum and are due on demand after the maturity dates. The notes are convertible into shares Class A Common Stock at any time prior to the maturity dates at the specified conversion price per share. The Company may elect to pay the notes using shares of Common Stock only if the shares issued can be resold by the Holder without restriction either pursuant to Rule 144, or under an effective registration statement of the Company.

The following table provide a summary of the Company’s convertible notes:

Original issue date	Maturity date	Conversion price per share	Annual interest rate	Balance at December 31, 2024	Balance at December 31, 2023
3/16/2023	3/16/2025	$0.75	20%	$1,500	$1,500
3/17/2023	3/17/2025	0.75	20%	24,200	24,200
3/17/2023	3/17/2025	0.75	20%	14,600	14,600
3/17/2023	3/17/2025	0.75	20%	300	300
3/24/2023	3/24/2025	0.75	20%	100	100
3/26/2023	3/26/2025	0.75	20%	21,500	21,500
3/26/2023	3/26/2025	0.75	20%	10,000	10,000
3/27/2023	3/27/2025	0.75	20%	1,067	1,067
3/27/2023	3/27/2025	0.75	20%	20,000	20,000
3/27/2023	3/27/2025	0.75	20%	10,000	10,000
3/29/2023	3/29/2025	0.75	20%	1,000	1,000
3/31/2023	3/31/2025	0.75	20%	15,987	15,987
3/31/2023	3/31/2025	0.75	20%	1,500	1,500
4/3/2023	4/3/2025	0.75	20%	5,000	5,000
4/28/2023	4/30/2025	0.75	20%	200,000	200,000
5/4/2023	4/30/2025	0.75	20%	2,500	2,500
5/10/2023	4/30/2025	0.75	20%	200,000	200,000
5/18/2023	4/30/2025	0.75	20%	5,000	5,000
5/19/2023	4/30/2025	0.75	20%	1,000	1,000
5/22/2023	4/30/2025	0.75	20%	7,000	7,000
6/1/2023	4/30/2025	0.75	20%	7,000	7,000
6/2/2023	4/30/2025	0.75	20%	500	500
6/15/2023	4/30/2025	0.75	20%	100,000	100,000
7/25/2023	4/30/2025	0.75	20%	10,000	10,000
8/4/2023	4/30/2025	0.75	20%	5,000	5,000
9/19/2023	4/30/2025	0.75	20%	7,500	7,500
9/19/2023	4/30/2025	0.75	20%	30,000	30,000
9/22/2023	4/30/2025	0.75	20%	2,500	2,500
9/22/2023	4/30/2025	0.75	20%	5,000	5,000
11/29/2023	11/30/2025	4.00	20%	400	400
11/30/2023	11/30/2025	4.00	20%	100	100
12/14/2023	11/30/2025	4.00	20%	250	250
12/22/2023	12/20/2025	1.00	20%	5,000	5,000
				$715,504	$715,504

As at December 31, 2024, the Company has recorded accrued interest of $237,598 (2023 - $89,934) on the consolidated balance sheets.

F-24

NOTE 17 – PROMISSORY NOTE

On November 12, 2024, the Company entered into a promissory note with a non-related third party (“Lender”) for a principal amount of $70,000, which is due upon maturity on February 12, 2025 at a maturity amount of $100,000, representing the principal and accrued interest. Upon entering into the promissory note, the Company issued the Lender 300,000 shares of Class A Common Stock (“Initial Shares”) as a financing fee and recorded a promissory note cost expense of $1,200,000 on the statement of operations relating to the fair value of the 300,000 shares (Note 18). In the event of non-payment on maturity, the Company shall grant the Lender an additional 100,000 shares of common stock, plus another 100,000 shares of common stock for each subsequent 30-day period the note remains unpaid. The Company elected to apply the fair value option for the promissory note under the guidance in ASC 825-10.

As at December 31, 2024, the fair value of the promissory note outstanding was $98,249. During the year ended December 31, 2024, the company recognized an unrealized loss on promissory note of $28,249 on the statement of operations.

The Company repaid the full outstanding amount of the promissory note on February 12, 2025.

NOTE 18 – SHAREHOLDERS’ EQUITY

Stock Split

On February 28, 2023 the Company effected a 3.5 for 1 forward stock split of the Company’s shares of Preferred Stock, Class A Common Stock, Class B Common Stock, and Class C Common Stock. All preferred stock, common stock and per share data in these financial statements and footnotes have been retrospectively adjusted to account for this forward stock split.

Common Stock

The Company has 3 classes of Common Stock; Class A, Class B and Class C.

The Company has authorized 800,000,000 shares of Class A Common Stock (par value $.000001). The Company has 185,619,130, and 159,955,880 Class A Common Stock outstanding as of December 31, 2024 and 2023, respectively. Each Class A Common Stock is entitled to 1 vote per share.

The Company has authorized 50,000,000 shares of Class B Common Stock (par value $.000001). The Company has 15,000,000 Class B Common Stock outstanding as of December 31, 2024 and 2023. Each Class B Common Stock is entitled to 20 votes per share.

The Company has authorized 75,000,000 Class C Common Stock (par value $.000001). The Company has not issued any Class C Common Stock as of December 31, 2024 and 2023. Shares of Class C Common Stock have no voting power.

During the year ended December 31, 2023:

The Company converted 15,000,000 shares of Class A Common Stock held by the President and CEO of the Company to 15,000,000 shares of Class B Common Stock.

The Company issued 165,927 shares of Class A Common Stock pursuant to Board Advisory Agreements and recorded contractors expense of $141,508 on the statement of operations.

The Company issued 15,321 shares of Class A Common Stock to settle accounts payable of $122,568, resulting in a gain on settlement of $109,545.

The Company issued 41,806,169 shares of Class A Common Stock to the President and CEO of the Company and recorded officer’s compensation of $418,020 on the statement of operations.

The Company issued 4,000,000 shares of Class A Common Stock to the Director of Marketing, Public Relations, and Communications of the Company and recorded officer’s compensation of $39,996 on the statement of operations.

The Company issued 15,000 shares of Class A Common Stock to the former CFO of the Company and recorded officer’s compensation of $150 on the statement of operations. The 15,000 shares were cancelled on March 7, 2024.

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The Company issued 8,143,959 shares of Class A Common Stock to the various consultants of the Company and recorded contractors expense of $81,431 as general and administrative expense on the statement of operations.

The Company issued 1,630,000 shares of Class A Common Stock at $0.01 under Regulation A for proceeds of $16,300.

As at December 31, 2023, the Company had received $4,360 for subscriptions of 436,000 shares of Class A Common Stock that were issued during the year ended December 31, 2024.

During the year ended December 31, 2024:

The Company cancelled 15,000 shares of Class A Common Stock previously issued to the former CFO of the Company and reversed officer’s compensation of $150 on the statement of operations.

The Company issued 8,621,873 shares of Class A Common Stock with a fair value of $86,218 pursuant to Board Advisory Agreements. As of December 31, 2024, the Company recorded contractors expense of $79,200 as general and administrative expense on the statement of operations. The remaining $7,018 will be expensed over the terms of the Board Advisory Agreements.

The Company issued 4,000,000 shares of Class A Common Stock to the Director of Marketing and recorded officer’s compensation of $40,000 as general and administrative expense on the statement of operations.

The Company issued 25,000 shares of Class A Common Stock to a consultant of the Company and recorded contractors expense of $100,000 as general and administrative expense on the statement of operations.

The Company issued 2,875,097 shares of Class A Common Stock at $0.01 under Regulation A for proceeds of $28,749 of which $4,360 was received during the year ended December 31, 2023.

The Company issued 108,512 shares of Class A Common Stock at $4 under Regulation D and S for proceeds of $434,048.

The Company issued 300,000 shares of Class A Common Stock with a fair value of $1,200,000 as a financing fee relating to a promissory note (Note 17) and recorded a promissory note cost expense of $1,200,000 on the statement of operations.

The Company issued 3,466,518 shares of Class A Common Stock with a fair value of $13,866,072 as a deferred issuance cost relating to a Share Purchase Agreement (Note 20).

The Company issued 6,281,250 shares of Class A Common Stock with a fair value of $25,125,000 pursuant to various Cash and Share Exchange Agreements (Note 4).

As at December 31, 2024, the Company had received $5,000 for subscriptions of 1,250 shares of Class A Common Stock that were issued subsequent to the year ended December 31, 2024.

As at December 31, 2024, the Company had received $1,185,803 for subscriptions of 296,450 units at $4 per unit with each unit consisting of one common share of Class A Common Stock and one warrant. Each warrant is exercisable at $8 per share and expires five years from the date of issuance.

As at December 31, 2024, the Company had 13,125 shares issuable for marketing services and 137,500 for board advisory services. The Company recorded advertising and marketing expenses of $52,500 and contractors expense of $21,096 as general and administrative expense on the statement of operations.

Preferred Stock

The Company has 75,000,000 shares of Preferred Stock authorized, as of the date of these statements. As at December 31, 2024, there are no shares of Preferred Stock issued or outstanding. The Company’s board of directors have not yet authorized the rights and privileges of the Preferred Stock.

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NOTE 19 – RELATED PARTY TRANSACTIONS AND BALANCES

All transactions with related parties have occurred in the normal course of operations and are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

a)	Key management compensation and related party transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel were as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Management fees	$61,280	$260,763
Stock-based compensation	39,850	458,166
	$101,130	$718,929

b)	Amounts due to related parties

In the normal course of operations, the company shares certain administrative resources with companies related by common management and directors. The administrative resources and services, which were provided in the normal course of operations, were measured at the exchange. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. The following table summarizes the amounts due from related parties:

	December 31, 2024	December 31, 2023
Chief Executive Officer and Director	$46,700	$–
Chief Marketing Officer and Director	60,833	80,833
	$107,533	$80,833

c)	Convertible note receivable from related party

On November 14, 2024, the Company acquired a $10,000 convertible note issued by a related party entity in which the Company’s Chief Executive Officer holds a significant ownership interest. The convertible note is non-interest bearing and is convertible into common shares at a conversion price of $0.75 per common share at the election of the related party entity. The convertible note was recorded at amortized cost on the consolidated balance sheets. On November 14, 2025, the convertible note was converted into 13,333 common shares.

NOTE 20 – COMMITMENTS AND CONTINGENCIES

Share Purchase Agreement

On December 17, 2023, and as subsequently amended, the Company entered into a Share Purchase Agreement with Silver Rock Group (“Silver Rock”) whereby Silver Rock committed to purchase up to $300,000,000 of the Company’s Class A Common Stock (the “Draw Down Amount”) over a 36-month period beginning on the date the Company becomes publicly listed (“Public Listing”). The agreement provides the Company with the right, at its sole discretion, to issue Draw Down Notices in tranches of up to $5,000,000 with the number of shares to be issued under each notice calculated based on a per-share price equal to the lowest trading price of the Company’s Class A Common Stock during the 10 trading days immediately preceding the Draw Down Notice.

On November 5, 2024, the Company issued 3,466,518 shares of Class A Common Stock to Silver Rock (Note 18) as a commitment fee in connection with the Share Purchase Agreement, being equal to 2% of the total outstanding shares of the Company on the date of the agreement. The Company recorded a deferred issuance cost of $13,866,072 on the consolidated balance sheets relating to the fair value of the 3,466,518 shares.

In addition, on the date of Public Listing, the Company shall issue share purchase warrants to Silver Rock granting the right to purchase additional common shares of the Company for a period of 5 years at an exercise price per share equal to the lower of $2 per share or 110% of the listing price immediately after the Public Listing. The number of warrants issued shall be equal to 4% of the total outstanding shares immediately after the completion of the Public Listing, calculated on a fully diluted basis.

F-27

Legal Settlement

During 2024, the President of the Company was named as the sole party in a legal dispute concerning the Company’s website domain name. The dispute involved a frivolous claim brought by a third party, who sought to take control of the Company’s website domain. Although the Company was not directly named in the proceedings, it was materially affected by the dispute, as it was unable to access or use its primary website domain until a legal judgment was rendered. To resolve the matter and restore access to its domain, the Company elected to assist in settling the dispute. As part of the resolution, the Company made a settlement payment of $70,000 which is recorded as legal and professional fees in the statement of operations. Management believes the settlement was in the best interest of the Company to mitigate business disruption and restore normal operations of its website domain. No further liability is expected in connection with this matter.

Technology Development Agreement with Universidad Nacional Autónoma de México

On March 1, 2024, the Company entered into a Technology Development Agreement (the “Agreement”) with the Universidad Nacional Autónoma de México (“UNAM”) to develop a pharmaceutical drug for treatment of liver cancer. The Company agreed to contribute 2,769,000 Mexican Pesos plus the Value Added Tax of 443,040 Mexican Pesos for the development of the drug. The Company paid the contribution in full during February 2025. The Company will obtain the rights to the pharmaceutical drug post clinical trials. As of January 15, 2026, the pharmaceutical development has seen satisfactory results with one of the formulations, and the institute is currently conducting further tests to confirm these findings. Once the results are confirmed, the formulation will be tested in experimental models of cirrhosis and hepatocellular carcinoma.

NOTE 21 – SEGMENT DISCLOSURE

The Company has three operating segments which includes:

a)	Digital Healthcare: Doc.com Inc.
b)	Education Software: TMB Financial, S.A. DE D.V. and Knotion, S.A. DE C.V.
c)	Pharmacy: 2345405 Ontario, Inc., RX Angle, Inc. and Flat Iron Pharmacy, LLC

Factors used to identify the Company’s reportable segments include the organizational structure of the Company and the financial information available for evaluation by the chief operating decision-maker in making decisions about how to allocate resources and assess performance. The Company’s operating segments have been broken out based on similar economic and other qualitative criteria. The Company operates the Digital Healthcare and Pharmacy reporting segments in the United States and Education Software reporting segment in Mexico.

Financial statement information by operating segment for the year ended December 31, 2024 is presented below:

	Digital Healthcare $	Education Software $	Pharmacy $	Total $
Sales	–	6,335,172	485,380	6,820,552
Gross profit	–	4,717,627	71,520	4,789,147
Operating expenses	(867,661)	(8,792,675)	(61,143)	(9,721,479)
Net (loss) income	(2,953,049)	(4,279,367)	25,166	(7,207,250)
Amortation and depreciation in cost of sales	–	(1,617,517)	(1,617,517)	(1,617,517)
Amortization and depreciation	–	(290,367)	(1,977)	(292,344)
Total assets	82,213,909	32,352,732	894,518	115,461,160

Financial statement information by operating segment for the year ended December 31, 2023 is presented below:

	Digital Healthcare $	Education Software $	Pharmacy $	Total $
Sales	–	–	–	–
Gross profit	–	–	–	–
Operating expenses	(1,434,508)	–	–	(1,434,508)
Net loss	(1,414,898)	–	–	(1,414,898)
Amortation and depreciation in cost of sales	–	–	–	–
Amortization and depreciation	–	–	–	–
Total assets	65,664	–	–	65,664

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NOTE 22 – SUBSEQUENT EVENTS

Securities Offering

Subsequent to December 31, 2024 the Company issued a total of 1,053,063 shares of Class A Common Stock under Regulation D and 219,946 shares of Class A Common Stock under Regulation S as a result of Convertibles Notes being converted.

Subsequent to December 31, 2024 the Company issued a total of 3,250 shares of Class A Common Stock under Regulation S at price per share of $4.00 for total proceeds of $1,514 and for subscriptions received of $11,486.

During 2024, the Company entered into a Share Purchase Agreement with a non-related third party whereby the Company agreed to issue 2,500,000 shares of Class A Common Stock under Regulation S at price per share of $4.00 along with 2,500,000 share purchase warrants, for total proceeds of $10,000,000. Each share purchase warrant will entitle the holder to purchase one additional share of Class A Common Stock at a price of $8.00 per share for a period of 5 years from the date of the Share Purchase Agreement. As of January 15, 2026, the Company has received $10,000,000 proceeds, and the shares and warrants have not been issued.

Executive Officers and Directors

●	On January 14, 2025, the Company designated Neil Kleinman as CFO.
●	On February 26, 2025, the Company signed performance-based warrant agreement with Enrique Ramirez and Noel Trainer.
●	On July 17, 2025, the Company hired Alejandro Ulloa as CFO.
●	On July 17, 2025, the Company hired Daniel Fraser as Blockchain development director and Aaron Trager as Head of Pharmacy.
●	On July 21, 2025, the Company issued 125,000 shares related to advisory agreement with former president of Colombia Ivan Duque.
●	On August 14, 2025, Mr. Travis Lubinsky was appointed to the Advisory Board.

Auditor Change

On June 30, 2025, the Audit Committee of the Board of Directors approved the engagement of Mercurius and Associates LLP as the Company’s independent registered public accounting firm to replace the prior auditor Fruci & Associates II, PLLC.

Management’s Evaluation

Management has evaluated subsequent events through January 15, 2026, the date the financial statements were available to be issued and no other material events require disclosure.

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Item 8. Exhibits

●	Audited Consolidated Financial Statement for the years ended December 31, 2024 and December 31, 2023 (included in Item 7).
●	Material Agreements:

99.1	Share Purchase Agreement by and between the Company and Silver Rock Group dated December 23, 2023.
99.2	Cash and Share Exchange Agreement by and between the Company and TMB Financial, S.A. DE D.V. /Knotion, S.A. DE D.V. dated August 8, 2024.
99.3	Share Exchange Agreement by and between the Company and 2345405 Ontario dated October 7, 2024
99.4	Employment Agreement by and between the Company and Charles Nader dated October 23, 2024
99.5	Employment Agreement by and between the Company and Jamie Freed dated July 25, 2023
99.7	Technology Development Agreement by and between the Company and Universidad Nacional Autónoma de México dated March 1, 2024
99.8	Addendum to Share Purchase Agreement
99.9	First Amendment to Executive Employment Agreement

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form 1-K/A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in New York, New York on January 20th, 2026.

DOC.COM INC.
(Registrant)

By:	/s/ Charles Nader
Name:	Charles Nader
Title:	President and Principal Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles Nader as his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form 1-K/A offering statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact and agent or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this Form Offering Statement has been signed by the following persons in capacities and on the dates indicated.

Name	Title	Date

/s/ Charles Nader	President and Principal Executive	January 20th, 2026
Charles Nader	Officer and a Director

/s/ Patrick Devereaux	Principal Financial and Accounting	January 20th, 2026
Patrick Devereaux	Officer and a Director

/s/ Jamie Freed	Director	January 20th, 2026
Jamie Freed

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